ANNUAL FINANCIAL REPORT 2011

ALEXCO RESOURCE CORP.

Canada’s only primary silver producer

Alexco Resource Corp.
Management’s Discussion and Analysis
For Year Ended June 30, 2011

General

This Management’s Discussion and Analysis (“MD&A”) of Alexco Resource Corp. (“Alexco” or the “Corporation”) is dated September 14, 2011 and provides an analysis of Alexco’s consolidated financial results for the year ended June 30, 2011 compared to those of the previous year.

The following information should be read in conjunction with the Corporation’s June 30, 2011 audited consolidated financial statements with accompanying notes, which were prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). All dollar figures are expressed in Canadian dollars unless otherwise stated. These documents and additional information on the Corporation are available on the Corporation’s website at www.alexcoresource.com and on SEDAR at www.sedar.com.

Except where specifically indicated otherwise, the disclosure in this MD&A of scientific and technical information regarding exploration projects on Alexco’s mineral properties has been reviewed and approved by Alan McOnie, FAusIMM, Vice President, Exploration, while that regarding mine development and operations has been reviewed and approved by Thomas Fudge, P.E., Senior Vice President, Engineering and Corporate Development, both of whom are Qualified Persons as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”).

Selected Annual Information

Selected annual information from the Corporation’s three most recently completed financial years is summarized as follows:

(expressed in thousands of dollars,
except per share amounts)	2011	2010	2009

Revenue from mining operations	38,269	-	-
Gross profit from mining operations	15,845	-	-

Revenue from environmental services	6,833	4,641	5,818
Gross profit (loss) from environmental services	(64)	1,771	389

Revenue from all operations	45,102	4,641	5,818
Gross profit from all operations	15,781	1,771	389

Net income (loss) for the year	3,498	(5,219)	(9,573)
Earnings (loss) per share –
Basic	$0.06	$(0.11)	$(0.24)
Diluted	$0.06	$(0.11)	$(0.24)
Total assets	210,735	135,610	89,607
Total long-term liabilities	60,848	40,700	25,268
Dividends declared	Nil	Nil	Nil

Summary of Resources

The following table sets forth the estimated resources for those of the Corporation’s mineral properties for which a current resource estimate has been prepared in accordance with NI 43-101:

Category[1,2]	Property	Tonnes	Ag	Au	Pb	Zn	Contained Ag
			(g/t)	(g/t)	(%)	(%)	(oz)

Indicated	Bellekeno[3]	346,500	926	0.5	9.2%	6.6%	10,312,000
	Lucky Queen[4]	124,000	1,227	0.2	2.6%	1.7%	4,891,000
	Onek[5]	585,000	194	0.7	1.2%	13.7%	3,648,000
	Total Indicated –
	Sub-Surface Deposits	1,055,500	556	0.5	4.0%	10.0%	18,851,000
	Elsa Tailings[6]	2,490,000	119	0.1	1.0%	0.7%	9,526,000
	Total Indicated – All Deposits	3,545,500	249	0.2	1.9%	3.5%	28,377,000
Inferred	Bellekeno[3]	111,100	320	0.3	3.1%	17.9%	1,143,000
	Lucky Queen[4]	150,000	571	0.2	1.4%	0.9%	2,753,000
	Onek[5]	236,000	203	0.4	1.1%	11.5%	1,540,000
	Total Inferred	497,100	340	0.3	1.6%	9.7%	5,436,000

Notes:

1.

All mineral resources are classified following the CIM Definition Standards for Mineral Resources and Mineral Reserves (December 2005), in accordance with the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines and the guidelines of NI 43-101.

2.	Mineral resources are not mineral reserves and do not have demonstrated economic viability. All numbers have been rounded to reflect the relative accuracy of the estimates.
3.

The resource estimates for Bellekeno are based on the geologic resource estimate made effective November 9, 2009, supported by the technical report dated December 2, 2009 entitled “Bellekeno Project – Updated Preliminary Economic Assessment Technical Report”. The Bellekeno indicated resources are as at June 30, 2011, and reflect the geologic resource less estimated subsequent depletion from mine production.

4.

The resource estimates for Lucky Queen have an effective date of July 27, 2011, and are supported by disclosure in the news release dated July 27, 2011 entitled “Alexco Announces Initial Resource Estimates for Lucky Queen and Onek” and by a technical report filed on SEDAR dated September 8, 2011 entitled “Technical Report on the Lucky Queen Deposit, Lucky Queen Property, Keno Hill District, Yukon”.

5.

The resource estimates for Onek have an effective date of July 27, 2011, and are supported by disclosure in the news release dated July 27, 2011 entitled “Alexco Announces Initial Resource Estimates for Lucky Queen and Onek” and by a technical report filed on SEDAR dated September 8, 2011 entitled “Technical Report on the Onek Deposit, Onek Property, Keno Hill District, Yukon”.

6.

The resource estimate for the Elsa Tailings has an effective date of April 22, 2010, and is supported by the technical report dated June 16, 2010 entitled “Mineral Resource Estimation, Elsa Tailings Project, Yukon, Canada”.

Overall Performance

The fiscal year ended June 30, 2011 saw Alexco's transition from mine developer to producer. Effective January 1, 2011, commercial production was declared to have commenced at the new Bellekeno silver-lead-zinc underground mine and ore processing complex, located in the Keno Hill Silver District in Canada's Yukon Territory. Through its first six months of commercial operation, the Bellekeno mine produced 7,847 tonnes of concentrate comprising 5,059 tonnes of lead-silver concentrate and 2,788 tonnes of zinc concentrate, recognized revenue of $38,269,000 on sales of 7,956 tonnes of concentrate and yielded a gross profit of $15,845,000. Metal prices for revenue recognized in that period, weighted by dollar of revenue recognized, averaged US$37.45 per ounce for silver, US$1.16 per pound for lead and US$1.02 per pound for zinc. Ramp-up of mine and mill operations to full optimized levels is continuing, with production from Bellekeno for the full calendar year of 2011 currently forecast to be between 2.2 million and 2.5 million ounces of silver, 14 million to 16 million pounds of lead and 6 million to 7 million pounds of zinc.

Alexco wrapped up the 2010 field exploration program at its Keno Hill properties by mid December, completing approximately 25,000 meters of surface drilling for calendar year 2010 in addition to 4,900 meters of underground diamond drilling at Bellekeno. Major areas of focus for the 2010 surface exploration program included the historical mine areas of Lucky Queen, Onek, Silver King and Flame & Moth, as well as "new" target areas including the McQuesten Valley and a mineralized structural zone near the historical Bermingham mine, and all results from the 2010 program have been fully released. The 2011 surface exploration program was initiated during March, and is expected to complete drilling of approximately 15,000 meters of diamond drilling at a number of targets across the District with surface exploration expenditures anticipated to be approximately $8 million. Initial resource estimates for the Lucky Queen and Onek properties were completed and announced in July 2011, and programs to rehabilitate the historical workings on both properties have been initiated to facilitate advanced exploration from underground and to prepare for potential mine development.

Separately, the Corporation's environmental services business, the Alexco Environmental Group ("AEG"), recognized revenues of $6,833,000 during fiscal 2011 compared to $4,641,000 in fiscal 2010. AEG recorded a gross loss for fiscal 2011 of $64,000 compared to a gross profit in fiscal 2010 of $1,771,000, included in which results are a loss of $1,697,000 in fiscal 2011 and a gain of $237,000 in fiscal 2010 resulting from re-assessments of the estimated environmental services contract loss provision. Excluding the impact of these provision re-assessments, AEG recorded a gross profit for fiscal 2011 of $1,633,000 for a margin of 23.9%, compared to $1,534,000 and 33.1% in fiscal 2010. The increase in revenues over the prior year is attributed primarily to increased services provided to Government within the Keno Hill District, particularly accelerated closure reclamation activities and increased closure reclamation plan development activities, as well as to growth in the level of services provided to AEG's private sector clients not only in the Yukon but in the US market as well. The reduced margins in fiscal 2011 are due primarily to relatively high third-party costs incurred on Keno Hill reclamation plan development activities which were only partially recoverable; a relatively higher level of such reclamation plan development activity, which further averages down overall margins; plus significant up-front costs incurred on the inception of certain new AEG private sector contracts.

The Corporation's cash and cash equivalents at June 30, 2011 totaled $50,443,000 compared to $27,615,000, including current restricted cash and deposits, at June 30, 2010, while net working capital totaled $52,957,000 compared to $20,669,000 for the same dates respectively. The increases in cash and net working capital primarily reflect net cash proceeds of $38.9 million received from a bought deal equity financing completed in December 2010 plus the results of operations from the Bellekeno mine since the commencement of commercial production. These increases were partially offset by expenditures on the calendar 2010 and 2011 exploration programs within the Keno Hill District, as well as expenditures made by Alexco pertaining to the development, construction and commissioning of Bellekeno in excess of amounts funded through deposit amounts received from Silver Wheaton Corp. ("Silver Wheaton") (see "Liquidity and Capital Resources").

Results of Operations

Keno Hill Silver District

Substantially all of the Corporation's mining, exploration and development activities during the year ended June 30, 2011 have been conducted on its Keno Hill Silver District properties. The Keno Hill Silver District is located in Yukon Territory approximately 330 kilometers north of Whitehorse in the vicinity of the villages of Mayo and Keno City and lies within the traditional territory of the First Nation of Na-Cho Nyak Dun ("FNNND"). The Corporation is party to a Comprehensive Cooperation and Benefits Agreement with the FNNND, setting out common understandings, obligations and opportunities arising from all of the Corporation's activities within the Keno Hill District including exploration, care and maintenance, District closure activities and mine production.

The Corporation's various Keno Hill mineral properties are comprised of mineral rights spanning approximately 24,300 hectares, and contain numerous occurrences of mineral deposits and prospects including more than 35 historical silver mines. The Keno Hill District's historical mines produced variously from approximately 1918 through 1988, with the Yukon Government's published Minfile database reporting that District production from 1941 totaled more than 217 million ounces of silver with average grades of 40.52 ounces per ton silver, 5.62% lead and 3.14% zinc. Mine operations closed down in 1989 when the former owner, United Keno Hill Mines Limited, put the District on care and maintenance in the face of rising costs and environmental regulatory pressures. The majority of the Corporation's mineral rights within the Keno Hill District were acquired in 2006 by way of a purchase of assets from the interim receiver of United Keno Hill Mines Limited and its subsidiary, UKH Minerals Limited (collectively, "UKHM"). The Corporation's mineral interest holdings in the Keno Hill Silver District comprise a number of properties, including but not limited to Bellekeno, Lucky Queen, Onek, Silver King, Bermingham, Flame & Moth and Elsa Tailings.

Bellekeno Mine Property

As announced in the news release dated January 6, 2011 entitled "Alexco Achieves Commercial Production at Bellekeno", the Corporation declared commercial production to have been achieved as of January 1, 2011 at its Bellekeno underground mine and ore processing complex. Commissioning of the Bellekeno conventional flotation plant and underground mine, initiated in late September 2010, was completed at the end of December with both mine and mill achieving an average throughput of 250 tonnes per day of ore for 30 days. This activity also satisfied the initial completion test under the Corporation's silver purchase agreement with Silver Wheaton.

Development and construction of the Bellekeno mine and mill was initiated in November 2009, based on a development plan (the "Bellekeno Development Plan") outlining a project with a pre-tax net present value to Alexco of $31.9 million at the time over an initial mine life of approximately four years and supported by an NI 43-101 compliant technical report filed on SEDAR dated December 2, 2009 and entitled "Bellekeno Project – Updated Preliminary Economic Assessment Technical Report" (the "Bellekeno Technical Report"). From construction initiation through to December 31, 2010, the construction and development costs for the Bellekeno mine, including costs through the commissioning phase, totaled approximately $48.2 million, net of $1.5 million in revenue from concentrate sales recognized during that period. Of these costs, approximately $12.3 million were funded by Alexco, with the remainder funded by the US$35 million deposit amount paid by Silver Wheaton through the construction and development phase under its silver purchase agreement with Alexco (an additional US$15 million deposit amount having been received from Silver Wheaton prior to the initiation of construction). Mining is being accomplished by a mining contractor, predominantly using mechanized cut-and-fill methods augmented with some minor shrink stoping to optimize high grade mineralization extraction and manage dilution. Preparations are also currently being made to trial local mechanized long-hole stoping, a more efficient mining method not historically used within the Keno Hill District. The initial base-plan production rate for the mine and mill is targeted at 250 tonnes per day, with plans to increase that to a range of 350 to 400 tonnes per day once the initial ramp-up phase has been completed.

The following is a summary by fiscal quarter of operating statistics for Bellekeno since the commencement of commercial production on January 1, 2011:

	Total	F2011-Q4	F2011-Q3

Ore tonnes mined	38,627	22,166	16,461
Ore tonnes processed	36,978	18,928	18,050
Grade of ore processed:
Silver (grams per tonne)	826	822	829
Lead	10.2%	10.5%	10.0%
Zinc	5.8%	6.5%	5.0%

Recoveries:
Silver	93%	93%	93%
Lead in lead concentrate	92%	93%	90%
Zinc in zinc concentrate	61%	65%	56%

Concentrate production
Lead concentrate:
Tonnes produced	5,059	2,683	2,376
Concentrate grade:
Silver (grams per tonne)	5,390	5,164	5,645
Lead	69%	69%	68%
Zinc concentrate:
Tonnes produced	2,788	1,687	1,101
Concentrate grade:
Silver (grams per tonne)	393	348	462
Zinc	47%	48%	46%

Production – contained metal
Silver (ounces)	911,848	464,324	447,524
Lead (pounds)	7,756,426	4,074,122	3,682,304
Zinc (pounds)	3,104,303	1,770,159	1,334,144

Sales volumes by payable metal
Silver (ounces)	856,106	470,023	386,083
Lead (pounds)	7,299,785	4,119,866	3,179,919
Zinc (pounds)	2,471,019	1,761,119	709,900

Cash costs of production[1]
Per ounce of payable silver produced	$7.57	$6.30	$8.88

Note 1: see “Non-GAAP Measure – Cash Costs of Production Per Ounce of Payable Silver”

Operations at Bellekeno during the first six months of commercial production reflect the typical initial ramp up phase following a mine start-up, coupled with the normal challenges of ramping up a new ore processing facility during a winter period. Mine operations in this period generally maintained pace with processing activity, but with significant inventoried ore from the pre-production phase locally impeding ore production in the mine, Alexco used the opportunity to undertake additional mine development at Bellekeno, particularly in the initial months of operation. The majority of this was ramp-up phase primary development, but some was in preparation for a trial of local mechanized long-hole stoping, a more efficient mining method not historically used within the Keno Hill District.

Mill ramp up activities during the first six months of operations have included optimization of pumping, piping and screening circuits and the grinding and classification balance and improvements to feed systems, as well as process refinements to improve zinc recoveries. Average mill throughput during the first three months of operations was 201 tonnes per day (“tpd”), with daily throughputs as high as 320 tpd and average mill availability at greater than 90% by quarter end. Production during the following quarter, however, was hampered by a series of grid power outages in June. Nine separate outages resulted in a 15% reduction of mill throughput for the month, as well as a disruption in progress through the ramp up phase. In March 2011, Alexco estimated that production from Bellekeno for the full 2011 calendar year would total approximately 2.8 million ounces of silver, 18 million pounds of lead and 8 million pounds of zinc, consistent with the Bellekeno Development Plan and based on the expectation of achieving the initial targeted production rate of 250 tpd. During the second three months of operations, average mill throughput was 208 tpd, though still with daily throughput highs in excess of 300 tpd. The frequency of power outages subsequent to June has reduced significantly, and as of August the mill was achieving a sustained average daily throughput rate in excess of 250 tpd. Nonetheless, in the news release dated August 3, 2011, Alexco advised that due to the production shortfall experienced through June 30, 2011, the estimate of production from Bellekeno for the full 2011 calendar year was revised to between 2.2 million and 2.5 million ounces of silver.

Revenue recognized from sale of concentrate over the fiscal year ended June 30, 2011 totaled $38,269,000. Revenue from sale of concentrate is recognized based on the estimated prices for contained payable metal on which final settlement will be determined, net of smelter treatment and refining charges, with changes in such estimated prices through to final settlement recorded as an adjustment to revenue during the period of change. The average metal prices for revenue recognized over the fiscal year, weighted by dollar of revenue recognized, were US$37.45 per ounce for silver, US$1.16 per pound for lead and US$1.02 per pound for zinc.

Gross profit from Bellekeno over the 2011 fiscal year was $15,845,000, after a cost of sales of $22,424,000, while cash costs of production were $7.57 per ounce of payable silver (see "Non-GAAP Measure – Cash Costs of Production Per Ounce of Payable Silver"). Per-unit production costs for mining and milling were relatively high as Bellekeno progressed through the initial ramp-up phase. However, the higher cash costs per ounce of payable silver produced were partially mitigated with strong by-product credits for lead and zinc, and cash costs in the fourth quarter were significantly improved from the third quarter at $6.30 per ounce compared to $8.88.

Lucky Queen and Onek Properties

Based on the results of exploration programs carried out by Alexco since 2006, initial mineral resource estimates for each of the Lucky Queen and Onek properties were completed and announced in July 2011 (see the news release dated July 27, 2011 entitled "Alexco Announces Initial Resource Estimates for Lucky Queen and Onek"). With respect to both properties, the resource estimates were prepared by SRK Consulting (Canada) Inc. ("SRK"), and for both properties with an effective date of July 27, 2011. The resources estimated for Lucky Queen comprise 124,000 tonnes indicated grading 1,227 grams per tonne silver, 2.57% lead and 1.72% zinc plus another 150,000 tonnes inferred grading 571 grams per tonne silver, 1.37% lead and 0.92% zinc. The resources estimated for Onek comprise 585,000 tonnes indicated grading 194 grams per tonne silver, 2.57% lead and 1.72% zinc plus another 150,000 tonnes inferred grading 571 grams per tonne silver, 1.37% lead and 0.92% zinc. Mineral resources are not mineral reserves and do not have demonstrated economic viability, and both estimates have been reported at a contained metal value cut-off grade of CAD $185.00 per tonne (1 USD = 1 CAD) using consensus long term metal prices and recoveries developed for the Bellekeno deposit (Ag US$18.50/oz, recovery 96%; Pb US$0.90/lb, recovery 97%; Zn US$0.95/lb, recovery 88%; Au US$1,100/oz, recovery 72%). The Lucky Queen resource estimate is supported by a technical report dated September 8, 2011 entitled "Technical Report on the Lucky Queen Deposit, Lucky Queen Property, Keno Hill District, Yukon", and the Onek resource estimate is supported by a technical report dated September 8, 2011 entitled "Technical Report on the Onek Deposit, Onek Property, Keno Hill District, Yukon", both of which are NI 43-101 compliant and have been filed on SEDAR.

The historical Lucky Queen underground mine, which operated from 1927 to 1932 and is located approximately four kilometers north of Keno City, on Keno Hill itself, produced approximately 11 million ounces of silver from 123,590 tons of ore at an average grade of 89.2 ounces of silver per ton. The Lucky Queen estimated resource comprises newly-defined mineralization that is located down plunge of the historical Lucky Queen mine and remains open further down plunge to the southwest. The Onek property includes the historical Onek underground and open pit mine from which reported past production totaled 95,290 tons averaging 13.6 ounces per ton silver, 5.5% lead and 3.4% zinc. The Onek resource is characterized by silver-galena rich zones within a wide and continuous zinc-rich vein with higher silver-to-zinc ratios prevalent in the upper portion of the deposit and predominately zinc-rich material down dip. As a result of the definition of these new resources, metallurgical testing and preliminary mine planning and engineering studies have been initiated at both properties. Rehabilitation of the historical Lucky Queen workings has been commenced, and plans to access the historical Onek workings are nearing completion, both with the objective of enabling advanced exploration drilling from underground to support mine planning and development decisions.

Included in the data on which these mineral estimates were based are the results from the calendar 2010 surface exploration program. Results pertaining to the Lucky Queen property were announced in a news release dated December 16, 2010 entitled "Alexco Confirms Extension of Lucky Queen Silver Deposit", while those pertaining to the Onek property were announced in news releases dated October 6, 2010 entitled "Alexco Intersects 10.4 Meters of 44.3 Ounce Per Ton Silver, Expands Onek Zinc-Silver Deposit at Keno Hill"; dated November 1, 2010 entitled "Alexco Receives Balance of Assays from Onek Zinc–Silver deposit; Indium Association Confirmed"; and dated February 2, 2011 entitled "Alexco Receives Balance of Assays from Onek Zinc-Silver Deposit Drill Program; Mineralization Extended".

Other Keno Hill District Properties

Alexco's calendar 2010 exploration program at its Keno Hill properties was completed by mid December and entailed approximately 25,000 meters of surface drilling for the year, with major areas of focus being the Silver King, Lucky Queen, Onek, Flame & Moth and Bermingham historical mine areas as well as new targets within the District not directly associated with former mines and which had been identified as a result of work done on regional stratigraphy and correlation of structural observations. It also included an additional 4,900 meters of underground diamond drilling at Bellekeno that was focused on the lower Bellekeno East Zone and the lower Southwest Zone resources.

In addition to those for Lucky Queen and Onek described above, significant results from the 2010 surface exploration program include those pertaining to drilling on the Bermingham property, as announced in the news release dated January 24, 2011 entitled "Alexco Identifies New 6.4 to 8.9 Meter Wide Silver Mineralized Zone at Bermingham, Keno Hill, Yukon". These results confirmed the presence of significant silver mineralization with minor base metals in a broadly mineralized structure in the vicinity of the historical Bermingham mine. This mineralization occurs on the southwest extension of the same structural zone that hosted the Hector Calumet ore deposit, which historically produced approximately 96 million ounces of silver at an average grade of 35 ounces per ton. In addition, in the news release dated February 16, 2011 entitled "New Keno Hill Silver Discovery: 4.26 Meters of 49.9 Oz Per Ton Silver Intersected at Flame & Moth", Alexco announced that 13 holes to date had intersected a structure in the area of the Flame & Moth property over a strike length of approximately 400 meters centered on the current Bellekeno ore processing facility site and down dip 300 meters below surface. Reported notable intercepts ranged from 523 grams per tonne silver over 2.47 meters to 1,712 grams per tonne silver over 4.26 meters. These results are particularly encouraging as they represent new targets, and are considered priorities for follow-up in the 2011 exploration program.

Alexco's 2011 surface exploration program in the Keno Hill District was initiated during March. A total of approximately 15,000 meters of drilling is anticipated at a number of targets across the District, of which approximately 3,700 meters had been completed as of June 30, 2011, with surface exploration expenditures for the full program anticipated to be approximately $8 million. Surface exploration work is focusing in a number of areas, including the new discoveries in the Flame & Moth and Bermingham areas where the aim is to define additional mineable silver resources. The program is also continuing last year's initiative of testing new targets where extrapolated stratigraphic, structural and geochemical patterns are similar to those associated with the larger and higher-grade historical silver deposits in the District.

The first interim results from the 2011 surface program were announced in the news release dated September 7, 2011 entitled "Alexco Intersects 6.04 Meters of 31.5 Ounces Per Ton Silver at Flame & Moth, Significantly Expands Mineralized Zone", pertaining to drilling at the Flame & Moth property. With assay results received from 14 of the 18 holes so far completed to target at that date, mineralization has been confirmed over intercepts ranging up to 11.96 meters within an extensive structural zone that is up to 33 meters wide, and silver mineralization at Flame & Moth is currently identified approximately 500 meters along strike and 320 meters down dip with the mineralized structure remaining open in all directions.

Environmental Services

Under AEG, the Corporation operates an environmental services business providing a range of services to the mining industry and other clients. Through its wholly owned subsidiaries, Access Mining Consultants Ltd. ("Access"), Alexco Resource U.S. Corp. and Elsa Reclamation & Development Company Ltd. ("ERDC"), the Corporation provides a variety of mine related environmental services including management of the regulatory and environmental permitting process, environmental assessments and reclamation and closure planning. The Corporation also owns certain patent rights allowed and pending related to mine reclamation and closure processes including the in situ immobilization of metals in groundwater, soils, waste stacks and pit lakes.

AEG recognized revenues of $6,833,000 during the year ended June 30, 2011, compared to $4,641,000 in fiscal 2010. AEG recorded a gross loss for fiscal 2011 of $64,000 compared to a gross profit in fiscal 2010 of $1,771,000, included in which results are a loss of $1,697,000 in fiscal 2011 and a gain of $237,000 in fiscal 2010 resulting from re-assessments of the estimated environmental services contract loss provision (see below). Excluding the impact of these provision re-assessments, AEG recorded a gross profit for fiscal 2011 of $1,633,000 for a margin of 23.9%, compared to $1,534,000 and 33.1% in fiscal 2010. The increase in revenues over the prior year is attributed primarily to increased services provided to Government within the Keno Hill District, particularly accelerated closure reclamation activities and increased closure reclamation plan development activities, as well as to growth in the level of services provided to AEG's private sector clients not only in the Yukon but in the US market as well. The reduced margins in fiscal 2011 are due primarily to three factors. Relatively high third-party costs were incurred during the year on Keno Hill reclamation plan development activities, for which ERDC could only bill to recover 65% under the provisions of the Subsidiary Agreement (see below). Also, such reclamation plan development activity comprised a relatively larger proportion of AEG's revenue in fiscal 2011, further averaging down overall margins. Thirdly, significant up-front costs were incurred on the inception of certain new AEG private sector contracts. The impact on margins from the Keno Hill reclamation plan development activities is expected to continue until the closure reclamation plan is more fully developed, though discussions with Government to mitigate that impact are ongoing.

As part of the Corporation's acquisition in 2006 of the UKHM mineral rights in the Keno Hill District, ERDC entered into an agreement (the "Subsidiary Agreement") with the Government of Canada and the Government of Yukon (collectively, "Government"). Under the Subsidiary Agreement, ERDC is retained by Government as a paid contractor responsible on a continuing basis for the environmental care and maintenance and ultimate closure reclamation of the former UKHM mineral rights. The Subsidiary Agreement provides that ERDC is responsible for the development of the ultimate closure reclamation plan for fees of 65% of agreed commercial contractor rates, and this plan development is currently ongoing. Upon acceptance and regulatory approval, the closure reclamation plan will be implemented by ERDC at full negotiated contractor rates. During the period required to develop the plan, ERDC is also responsible for carrying out the environmental care and maintenance at various sites within the UKHM mineral rights, for a fixed annual fee adjusted each year for certain operating and inflationary factors and determined on a site-by-site basis. The portion of the annual fee amount so determined which is billable by ERDC in respect of each site will reduce by 15% each year until all site-specific care and maintenance activities have been replaced by closure reclamation activities; provided however that should a closure reclamation plan be prepared but not accepted and approved, the portion of annual fees billable by ERDC will revert to 85% until the Subsidiary Agreement is either amended or terminated. ERDC receives agreed commercial contractor rates when retained by government to provide environmental services in the Keno Hill District outside the scope of care and maintenance and closure reclamation planning under the Subsidiary Agreement.

The environmental services contract loss provision reflects aggregate future losses estimated to be realized with respect to the care and maintenance phase under the Subsidiary Agreement. AEG's gross results in fiscal 2010 included $237,000 in gains from favourable re-assessments of that estimate. However, in performing its quarterly review of this contract loss provision estimate for June 30, 2011, and based on ongoing discussions with Government regarding the process and timing that will be required to obtain acceptance and regulatory approval of the closure reclamation plan, management has extended by approximately 2 years the estimated date by which the care and maintenance phase will end. As a result, AEG's gross results in fiscal 2011 include a loss of $1,697,000 from the resultant increase in the contract loss provision.

Discussions with Government are currently ongoing to mitigate the impact to Alexco of care and maintenance phase extensions resulting from delays in the time required to obtain acceptance and regulatory approval of the closure reclamation plan, as well as the impact of plan development activities as noted above. If such mitigative amendments to the Subsidiary Agreement can be implemented, it is possible that all or a substantial component of the outstanding contract loss provision would be reversed. However, there can be no certainty as to if or when such amendments will be agreed, and accordingly no impact from such possible amendments has been taken into account in determining the current provision.

General, Administration and Corporate

General and administrative expenses during the year ended June 30, 2011 totaled $11,931,000 compared to $8,578,000 in the preceding year. The increase is due primarily to substantially higher annual cash incentive bonuses and costs for incentive stock option grants awarded in fiscal 2011 compared to the preceding year in recognition of the successful commencement of commercial production at the Bellekeno mine, with the general and administrative component of stock-based compensation expense increasing to $2,605,000 from $980,000. Increased business development and investor relations activities was also a general contributing factor, as well as increased office, administration and general overhead costs. Foreign exchange loss increased as well, due to the increase in US dollar transaction volume from the start-up of the Bellekeno mine.

Interest income was $275,000 in fiscal 2011 compared to $88,000 in fiscal 2010, with the increase attributed primarily to higher average balances on hand of cash, cash equivalents and deposits following the completion of the Corporation's equity offering in December 2010. Interest income varies by period depending on the Corporation's average balances of cash, cash equivalents and deposits on hand through the period and on prevailing market yields on the term deposits and interest-bearing demand deposits in which the Corporation's funds are generally invested.

Outlook

At Bellekeno, ramp-up of mine and mill operations to full optimized levels is continuing, with further mill modifications and production efficiencies planned for implementation. As noted above, the frequency of power outages subsequent to June has reduced significantly, and as of August the mill was achieving a sustained average daily throughput rate in excess of 250 tpd. Nonetheless, in reflection of the production shortfall experienced through June 30, 2011, the revised estimate of production from Bellekeno for the full 2011 calendar year is between 2.2 million and 2.5 million ounces of silver, 14 million and 16 million pounds of lead and 6 million and 7 million pounds of zinc. While this represents management's best estimate of production volumes over calendar 2011, there is nonetheless a relatively high degree of uncertainty in the projection given that Bellekeno is still progressing through the ramp-up phase of its operations and accordingly has not yet established a production track record (see "Risk Factors – Operation of the Bellekeno Mine").

With respect to the economic climate, prices for silver, lead and zinc, being the primary metals found in the Bellekeno resource in particular and within the Keno Hill District historically, have been very strong through most of the past 12 months, especially with respect to silver. The spot price for silver increased significantly over fiscal 2011, from US$18.74 on June 30, 2010 to US$35.02 on June 30, 2011, including a closing high of US$48.70 on April 28, 2011. Spot prices as at the date of this MD&A are approximately US$40.75 per ounce silver, US$1.07 per pound for lead and US$0.98 per pound for zinc and the Canadian-US exchange rate is approximately US$1.01 per CAD. Based on a consensus of recent analyst commodity price forecasts, over the next two calendar years silver prices are forecast to average in the range of US$33.00 to US$38.00 per ounce, lead prices to average in the range of US$1.00 to US$1.15 per pound and zinc prices to average in the range of US$1.05 to US$1.10 per pound, with the Canadian-US exchange rate forecast to average in the range of US$1.00 to US$1.02 per CAD (see "Risk Factors", including but not limited to "Potential Profitability Of Mineral Properties Depends Upon Other Factors Beyond the Control of the Corporation" and "General Economic Conditions May Adversely Affect the Corporation's Growth and Profitability" thereunder).

Alexco's calendar 2011 surface exploration program in the Keno Hill District remains ongoing with approximately 10,300 meters drilled as of the date of this MD&A, and drilling for the season expected to continue through at least October. Surface exploration work is being focused in a number of areas, and most significantly at the discoveries in the Flame & Moth and Bermingham areas. The program is also continuing last year's initiative of testing new targets where extrapolated stratigraphic, structural and geochemical patterns are similar to those associated with the larger and higher-grade historical silver deposits in the District. With the successful results so far obtained at Flame & Moth under this program, an additional exploration drill rig has been mobilized as of early September to help accelerate work elsewhere in the District, especially at the Bermingham property, while enabling drilling to continue at Flame & Moth.

As noted above, with the definition of new resource estimates at Lucky Queen and Onek, metallurgical testing and preliminary mine planning and engineering studies have been initiated at both properties. Rehabilitation of the historical Lucky Queen workings has been commenced, and plans to access the historical Onek workings are nearing completion, both with the objective of enabling advanced exploration drilling from underground to support mine planning and development decisions. This work, which also commenced in March and is currently estimated to cost approximately $10 million, is expected to include approximately 1,500 meters of surface definition drilling in the vicinity of the historical Onek mine, already completed in April and May of 2011; approximately 1,500 meters of underground rehabilitation and development work at the historical Lucky Queen mine, in advance of approximately 2,500 meters of underground definition drilling; and a review of underground ore definition and mining options at the historical Silver King mine. This advanced exploration program is being planned and conducted with the objective of enabling Alexco to make production decisions for each property by sometime in calendar 2012.

In addition, engineering and feasibility related work is continuing on Alexco's Elsa tailings project, where approximately 9.5 million ounces of silver have been defined within approximately 2.5 million tonnes of historical Elsa tailings as reported in the news release dated May 6, 2010 entitled "Alexco Announces Initial Elsa Tailings Resource Estimate, Keno Hill".

Of the net cash proceeds of $38.8 million raised through the equity financing completed in December 2010, $35 million was allocated for the purpose of quickly and aggressively enabling the advancement and development of Alexco's mineral projects, and accordingly is funding these calendar 2011 surface exploration and advanced exploration programs. The status of the use of these proceeds as at June 30, 2011 is summarized as follows:

	Original	Incurred to	Remaining
Use of Proceeds	Allocation	June 30, 2011	To Be Incurred

Advancement and development of mineral projects	$35,000,000	$7,507,000	$27,493,000

With respect to AEG, the Corporation remains engaged in the on-going environmental care and maintenance program and reclamation and closure projects at Keno Hill under its contract through ERDC with Government and in accordance with the Subsidiary Agreement, and continues to service its private sector client base in the Yukon through Access. AEG intends to continue expanding its environmental services activities, throughout northern Canada, in the United States and elsewhere through North and South America. AEG is seeking to leverage increased activity in the mining industry arising from a strong commodity sector, and particularly in the Yukon which is currently experiencing high growth in mineral exploration and development. The Corporation notes, however, that growth in AEG will at least partially be offset by continuing declines in the revenue from its care and maintenance activities under the Subsidiary Agreement during the period required to obtain acceptance and regulatory approval from Government for the Keno Hill District closure reclamation plan.

Results of Operations – Fourth Quarter

In the fourth quarter of the 2011 fiscal year, the Corporation recorded net income of $1,145,000, after revenue and gross profit from mining operations of $19,473,000 and $6,337,000 respectively and revenue and gross loss from environmental services of $1,772,000 and $909,000 respectively. In the fourth quarter of the 2010 fiscal year in comparison, the Corporation recorded a net loss of $1,519,000 after revenue and gross profit from environmental services of $910,000 and $433,000 respectively. Virtually all mine operating metrics in the fourth quarter were improved from those of the third quarter, reflecting the progression of the Bellekeno mine through its ramp up phase. AEG revenue was significantly higher in the fourth quarter compared to the prior year, reflecting the increased level of reclamation planning activity at Keno Hill as well as growth in services provided to private sector clients, including in the US market. The gross loss includes the impact of the $1,697,000 increase in the contract loss provision resulting from the fourth quarter review of that provision. Excluding that impact, AEG recorded a gross profit for the quarter of $788,000 for a relatively strong gross margin of 44.5% .

Summary of Quarterly Results

Key financial information for the most recent eight quarters is summarized as follows, reported in thousands of dollars except for per share amounts:

(unaudited)					Diluted
				Basic Earnings	Earnings	Expenditures
		Gross Profit	Net Income	(Loss) per	(Loss) per	on Mineral
Period	Revenue	(Loss)	(Loss)	Share	Share	Properties

F2010-Q1	1,512	479	(722)	($0.02)	($0.02)	3,642
F2010-Q2	938	116	(1,449)	($0.03)	($0.03)	1,867
F2010-Q3	1,281	743	(1,529)	($0.03)	($0.03)	4,793
F2010-Q4	910	433	(1,519)	($0.03)	($0.03)	9,391
F2010 Total	4,641	1,771	(5,219)	($0.11)	($0.11)	19,693
F2011-Q1	1,653	473	(350)	($0.01)	($0.01)	12,262
F2011-Q2	1,733	469	(839)	($0.02)	($0.02)	8,156
F2011-Q3	20,471	9,411	3,542	$0.06	$0.06	6,251
F2011-Q4	21,245	5,428	1,145	$0.03	$0.03	5,495
F2011 Total	45,102	15,781	3,498	$0.06	$0.06	32,164

The increased gross margin in F2010-Q3 includes a gain of $237,000 from a favourable re-assessment of the estimated Subsidiary Agreement contract loss provision, while the gross profit in F2011-Q4 is net of a loss of $1,697,000 from an increase in that estimated provision. The increased revenues and gross profit from F2011-Q3 forward reflect the commencement of commercial production at the Bellekeno mine as of the beginning of that quarter. The net loss of F2010-Q3, as well as the net earnings of F2011-Q3, reflect costs associated with the Corporation’s annual awards of cash bonuses and incentive stock option grantings to its employees, including resultant stock-based compensation expense recognitions of $671,000 and $1,971,000 respectively. The increased mineral property expenditures in F2010-Q3 and Q4 and F2011-Q1 reflect the progression of the construction and development phase of the Bellekeno mine project, as well as the commencement of the calendar 2010 exploration program at the Keno Hill properties. The decrease in F2011-Q2 mineral property expenditures reflects the completion of the construction, development and commissioning phase of the Bellekeno mine and ore processing complex, including the establishment of opening inventories balances upon such completion, as well as the offsetting credit for revenue recognized from concentrate sales during the commissioning phase, as well as the impact of the wind-down through the quarter of the 2010 Keno Hill exploration program. The mineral property expenditures in F2011-Q3 include $3.3 million in capitalized ramp-up phase primary development at Bellekeno, as well as the initiation of the 2011 surface and advanced exploration programs. The mineral property expenditures in F2011-Q4 reflect the continuation of the 2011 surface and advanced exploration programs.

Liquidity and Capital Resources

At June 30, 2011, the Corporation had cash and cash equivalents of $50,443,000, and net working capital of $52,957,000. The Corporation has no investments in asset backed commercial paper and faces no known liquidity issues in any of its investments.

Cash generated from operating activities was $10,714,000 for the year ended June 30, 2011 versus a cash outflow of $4,765,000 in 2010, with the difference relating primarily to the positive cash flow impact of the commencement of production at the Bellekeno mine. Cash used in investing activities was $51,144,000 for the year ended June 30, 2011, versus $25,949,000 in 2010. Of the net cash expended on investing activities in fiscal 2011, approximately $43.2 million pertained to Bellekeno mine construction, development and commissioning and ramp-up phase expenditures, while the majority of the balance was attributed to exploration activity in the Keno Hill District.

Under the silver purchase agreement with Silver Wheaton, Silver Wheaton is purchasing from the Corporation an amount of refined silver equal to 25% of the payable silver produced by the Corporation from its Keno Hill District mineral properties, if and when such payable silver is delivered to an offtaker and as the Corporation is paid for such payable silver. Silver Wheaton has paid the Corporation advance deposit amounts totaling US$50 million, the last of which was received in January 2011, and for each ounce of silver purchased must pay the Corporation an additional cash amount of the lesser of US$3.90 (increasing by 1% per annum after the third year of full production) and the prevailing market price at the time of delivery. The balance of deposit payments received is reduced on each silver delivery by the excess of the prevailing market value of the silver at the time of delivery over the per-ounce cash amount paid by Silver Wheaton at the time of delivery. After the initial 40 year term of the agreement, the Corporation is required to refund the balance of any deposit payments received and not yet reduced through silver deliveries. The Corporation would also be required to refund the balance of deposit payments received and not yet reduced if Silver Wheaton exercised its right to terminate the agreement in an event of default by the Corporation, which would include a failure to meet certain Bellekeno mine start-up milestones. The Corporation will be required to refund a pro-rata portion of the balance of the deposit not yet reduced to the extent the Bellekeno mine has not achieved production throughput of 400 tonnes of ore per day by December 31, 2013.

During fiscal 2011, the Corporation delivered 143,761 ounces of silver to Silver Wheaton, resulting in a deposit balance reduction of $4,514,000. The current portion of the deposit balance recorded in the financial statements as at June 30, 2011 represents the estimated amount of remaining deposit reductions attributable to payable silver delivered to an offtaker through June 30, 2011.

On December 23, 2010, the Corporation completed a bought deal equity offering of 5,000,000 common shares of the Corporation at a price of $8.20 per share to raise gross proceeds of $41,000,000 pursuant to a short form prospectus. Net cash proceeds of the offering, after the underwriters' commission of 6% and other cash issuance costs, were $38,272,000. The underwriters also received a total of 200,000 broker warrants, exercisable to acquire one common share at an exercise price of $8.50 and expiring December 23, 2011. Of the net proceeds, $35 million was allocated for the purpose of enabling the aggressive advancement of the Corporation's exploration and development plans at its Keno Hill District properties. The balance was allocated for general working capital purposes.

As of December 31, 2010, the Corporation had fully met its obligations to incur renounceable exploration expenditures under all previously-issued flow-through shares.

With its cash resources and net working capital on hand at June 30, 2011, and combined with the positive net cash flows from Bellekeno mine operations, the Corporation anticipates it will have sufficient capital resources to carry out all of its currently-anticipated exploration and development programs, and service the working capital requirements of its mining operations, environmental services business and corporate offices and administration, for at least the next 12 month period. However, as with any mine start-up project and as noted under “Risk Factors” and elsewhere in this MD&A, the results of operations from the Bellekeno mine involve significant inherent risks that could result in material unanticipated capital and operating costs to the Corporation. Furthermore, as non-renewable resources, mines by their nature have a finite life. Because of these factors, combined with its long term objectives for the exploration and development of its mineral properties, the Corporation may eventually require additional funding.

The Corporation has historically obtained its main source of funding from equity issuances, though will consider all sources of finance reasonably available to it, including but not limited to issuance of new capital, issuance of new debt and the sale of assets in whole or in part, including mineral property interests. There can be no assurance of continued access to finance in the future, and an inability to secure such finance may require the Corporation to substantially curtail and defer its planned exploration and development activities.

The following table summarizes the current contractual obligations of the Corporation and associated payment requirements over the next five years and thereafter:

Contractual Obligations	Payments Due by Period
(expressed in thousands of dollars)
		Less than
	Total	1 year	1 – 3 years	3 – 5 years	After 5 years

Operating leases	$2,441	$510	$935	$813	$183
Purchase obligations	847	170	477	200	-
Asset retirement obligation (undiscounted basis)	4,459	36	110	2,733	1,580

Total	$7,747	$716	$1,522	$3,746	$1,763

Share Data

As at the date of this MD&A, the Corporation has 59,997,898 common shares issued and outstanding. In addition, there are outstanding stock options and warrants for a further 4,358,494 and 200,000 common shares respectively.

Use of Financial Instruments

All of the Corporation’s cash and cash equivalents at June 30, 2011 were held in the form of demand deposits. The Corporation’s restricted cash and deposits were held in the form of term deposits and demand deposits. The Corporation’s only other financial instruments were its trade and other accounts receivable, including embedded derivative, and its accounts payable and accrued liabilities.

At June 30, 2011, a significant majority of the Corporation’s restricted cash and deposits represent security provided to regulatory bodies under safekeeping agreements in accordance with its various operating permits. This security is in respect of mine-site reclamation at certain of the Corporation’s mineral properties, and is releasable back to the Corporation as and when reclamation activities are completed. The balance of the Corporation’s restricted cash and deposits represent security provided in respect of certain long-term operating lease commitments. Though all term deposits held at June 30, 2011 are included in long term restricted cash, as individual financial instruments they carried initial maturity periods of one year or less. They have been classified as investments held to maturity and accordingly are carried at amortized cost using the effective interest method. All term deposits held are high grade, low risk investments, generally yielding between 1% and 2% per annum, and their carrying amounts approximate their fair values.

The carrying amounts of the Corporation’s trade and other accounts receivable and accounts payable and accrued liabilities are estimated to reasonably approximate their fair values. The fair values of all of the Corporation’s financial instruments measured at June 30, 2011 constitute Level 2 measurements within the fair value hierarchy defined under Canadian GAAP, including the embedded derivative in accounts receivable related to sales of concentrate for which final settlement has not yet occurred. The Corporation holds no other derivative instruments.

Substantially all of the Corporation’s cash, demand deposits and term deposits are held with major financial institutions in Canada. With respect to these instruments, management believes the exposure to credit risk is insignificant due to the nature of the institutions with which they are held, and that the exposure to liquidity and interest rate risk is similarly insignificant given the low-risk-premium yields and the demand or short-maturity-period character of the deposits.

The Corporation's accounts and other receivables at June 30, 2011 total $6,287,000, of which $3,768,000 relates to sales of concentrates, including the embedded derivative, with the balance comprised primarily of AEG trade receivables and goods and services tax refunds receivable from government. The Corporation's maximum credit risk exposure in respect of its receivables is represented by their carrying amount. All of the Corporation's concentrate is sold to one customer, Glencore Ltd., Stamford ("Glencore"), a branch of a wholly owned subsidiary of the Swiss-based international natural resources group Glencore International AG. All receivables relating to sales of concentrate are due from Glencore, and are accordingly exposed to credit risk that is highly concentrated. Management closely monitors the financial status of Glencore as publicly reported, and as at the date of this MD&A considers the credit risk under these concentrate receivables to be insignificant. Management actively monitors exposure to credit risk under the Corporation's remaining receivables as well, particularly AEG trade receivables, and considers the risk of loss to be significantly mitigated due to the financial strength of AEG's major customers which include government organizations as well as substantial corporate entities. As at June 30, 2011, no material provision had been recorded in respect of impaired receivables.

The embedded derivative within accounts receivable relating to sales of concentrate is exposed to market risk from prices for payable metals, primarily silver, lead and zinc. As at June 30, 2011, if prices for all of these payable metals had been 10% higher or lower, recorded revenues would have correspondingly increased or decreased by $1,395,000 due to the increase in the value of the embedded derivative at that date. If only the price of silver had been 10% higher or lower, recorded revenues would have increased or decreased $1,177,000. The prices of silver, lead and zinc are affected by numerous macroeconomic factors such as interest rates, exchange rates, inflation or deflation, global and regional supply and demand and general worldwide political and economic conditions, as well as fluctuations of the value of the US dollar given the price of each of these metals on the world market is widely quoted in that currency. Management monitors these various factors as part of its overall capital management activities, including tracking published analyst commodity price forecasts. In situations of significant anticipated volatility in metal prices or where warranted by unique project-specific circumstances, management may consider hedging the metal prices to which it is exposed. However, it is the Corporation's primary policy that it will not hedge the metal prices to which it is exposed, particularly that for silver.

Substantially all of the Corporation's property, plant and equipment and mineral properties are located in Canada; all of its mining operations occur in Canada; and a significant majority of AEG's revenues are earned in Canada. However, the Corporation's sales of concentrate are effected in US dollars, as are a portion of AEG's revenues, and receivables arising therefrom are accordingly denominated in US dollars. Also, while a significant majority of the Corporation's operating costs are denominated in Canadian dollars, it does have some exposure to costs, and therefore accounts payable and accrued liabilities, denominated in US dollars.

Consistent with its primary policy, the Corporation has not employed any hedging activities in respect of the prices for its payable metals. The Corporation has also not employed any hedging activities in respect of its exposure to fluctuations in the value of the US dollar.

Off-Balance Sheet Arrangements

The Corporation has no off-balance sheet arrangements.

Related Party Transactions

The Corporation rents certain office space under an agreement with Access Field Services, a company owned by certain individuals who were at certain times executive officers of the Corporation and its subsidiary Access. During the year ended June 30, 2011, through to the date Access Field Services ceased to be a related party of the Corporation in January 2011, the Corporation incurred rent expenses of $48,000 with Access Field Services (2010 – $97,000). At June 30, 2010, accounts payable and accrued liabilities included $5,400 due to Access Field Services.

These transactions were in the normal course of operations and measured at the exchange amount, which is the amount established and agreed to by the related parties. The resulting accounts payable and accrued liabilities were payable currently under normal third-party trade payable terms and conditions.

Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the period reported. Management uses its best estimates for these purposes, based on assumptions that it believes reflect the most probable set of economic conditions and planned courses of action.

The critical accounting estimates used in preparing the Corporation's financial statements are listed below.

Future Commodity Prices and Foreign Currency Exchange Rates

Management's estimation of future commodity prices and foreign currency exchange rates is an important component of several estimates and assumptions management must make in preparing the financial statements, including but not limited to estimations and assumptions regarding the evaluation of the carrying amount of mineral properties and other assets, the estimation of asset retirement obligations, the estimation of revenues and the value of the embedded derivative related to sales of concentrate, and the estimation of the net realizable value of inventories. Management bases its estimates of future commodity prices and foreign currency exchange rates primarily on consensus investment analyst forecasts, which are tracked and updated as published on generally a quarterly basis. Estimates are made by management regarding year-by-year prices and rates looking forward approximately three to four years, as well as for long-term prices and rates.

With respect to estimates of future commodity prices and foreign currency exchange rates used in preparing the financial statements during fiscal 2011, management has determined its best estimates of pricing for silver ranging from near-term US$38.00 to long-term US$20.00 per ounce; for gold ranging from near-term US$1,800 to long-term US$1,100 per ounce; for zinc ranging from near-term US$1.05 to long-term US$0.90 per pound; for lead ranging from near-term US$1.15 to long-term US$0.90 per pound; and for the Canadian dollar ranging from near-term US$1.02 to long-term US$0.98.

Commodity prices and foreign currency exchange rates are by nature difficult to predict and highly volatile, responding to changes in domestic, international, political, social and economic environments (see "Risk Factors", including but not limited to "Potential Profitability Of Mineral Properties Depends Upon Other Factors Beyond the Control of the Corporation" thereunder). Although management makes its best estimates of these prices and rates at each reporting period, such estimates are nonetheless subject to a significant amount of inherent uncertainty. Changes in such prices and rates over time could result in material adjustments in the future to other estimates and assumptions on which they are based, and material variances of actual results from prior estimates and assumptions.

Mineral Properties

The Corporation records its interests in mineral properties at cost. Exploration and development expenditures relating to mineral properties that the Corporation has acquired, or has the right to acquire, are deferred and will be amortized against future production on a units of production basis following commencement of commercial production, or written off if the properties are sold, allowed to lapse, or abandoned. Grassroots exploration expenditures, incurred prior to the Corporation acquiring or obtaining the right to acquire a mineral property, are expensed.

Management of the Corporation reviews and evaluates the carrying value of each mineral property for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value which is normally determined using the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value.

Upon completion of the Development Plan, management carried out an impairment review of the carrying amount of the Bellekeno property, and based on that review concluded that the carrying amount was not impaired. Management also concluded that with respect to all of Alexco's mineral properties, as at June 30, 2011 there had been no events or changes in circumstances since the last impairment review which indicated that any of their carrying amounts may not be recoverable. Management's estimates of mineral prices, mineral resources, and operating, capital and reclamation costs are subject to significant risks and uncertainties that may affect the determination of the recoverability of mineral property carrying amounts. Although management has used its best estimate of these factors, it is possible that material changes could occur which may adversely affect management's estimate of the net cash flows to be generated from its properties.

Property, Plant and Equipment

The Corporation records its interests in property, plant and equipment at cost, which cost is amortized over the estimated useful life of the asset beginning when it is substantially complete and ready for its intended use. The estimation of useful life and the appropriate basis of amortization can depend on a number of uncertain factors, particularly with respect to mining assets which require estimations of resources and the economic life of mine. Management's estimates of mineral prices, mineral resources and economic life of mine are subject to significant risks and uncertainties that may affect the determination of the amortization of property, plant and equipment as well as mineral properties. Although management has used its best estimate of these factors, it is possible that material changes could occur which may adversely affect management's estimate of useful life and the appropriate basis of amortization.

Management of the Corporation reviews and evaluates the carrying amount of property, plant and equipment for impairment when events or changes in circumstances indicate that such amount may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and the asset written down to fair value which is normally determined using the discounted value of estimated future cash flows.Asset Retirement Obligations

The Corporation's asset retirement obligations ("ARO") relate to expected reclamation and closure activities at its mineral properties. The ARO are accreted to full value over time through periodic accretion charges. Evaluations of the ARO at each mineral property are based on formal reviews which are conducted by management annually at a minimum and otherwise upon the occurrence of significant new events or changes in circumstances. The Corporation prepares estimates of the timing and amount of expected cash flows associated with its ARO, retaining independent advisors where considered appropriate. The carrying amounts of its ARO are measured by discounting the expected cash flows using an appropriate interest rate.

At June 30, 2011, the Corporation's ARO totaled $3,686,000 comprised of $3,322,000 relating to reclamation and closure activities to be performed at the end of the life of the Bellekeno mine, and $364,000 relating to presently-ongoing reclamation and closure activities at the Brewery Creek property including site reclamation and facilities removal and post-closure monitoring.

Approximately two thirds of the Brewery Creek ARO costs pertain to post-closure monitoring expected to span roughly the next ten years, with the balance pertaining to site reclamation and facilities removal expected to be completed within the next two years. The Corporation has determined the Brewery Creek ARO based on an evaluation report prepared by independent advisors, updated to June 30, 2011 by management.

The Bellekeno ARO has been determined by the Corporation based on the evaluations and estimations prepared internally and used in support of the determination of the reclamation security posting requirements under the operating permits issued by the Yukon Government for the Bellekeno mine. The ARO recorded to June 30, 2011 reflects the obligation relating to the stage of progress of the mine development, construction and operation at that time. It was substantially increased over the course of the 2011 fiscal year as a result of the completion of the construction and development of the Bellekeno mine during the year and the commencement of commercial production.

Management's determination of the Corporation's ARO is based on the reclamation and closure activities it anticipates as being required, the additional contingent mitigation measures it identifies as potentially being required and its assessment of the likelihood of such contingent measures being required, and its estimate of the probable costs and timing of such activities and measures. The making of such evaluations and estimates is subject to significant inherent uncertainty. The future cash flows required to settle the Corporation's ARO may therefore vary materially from those anticipated by the ARO currently recognized in its balance sheet, and periodic re-evaluations of that ARO may result in material changes to its balance.

Revenue Recognition

Revenue from sale of concentrate is recognized when the significant risks and rewards of ownership of the concentrate have been transferred to the customer, based on the estimated prices for contained payable metal on which final settlement will be determined. The exposure to changes in metal prices between initial revenue recognition and final settlement represents an embedded derivative within accounts receivable. As final settlements are generally determined based on metal prices determined in quotational periods that can be up to a number of months in the future, the amount of initial revenue recognition and the market value of the embedded derivative are subject to significant uncertainties arising from the need to estimate the future metal prices on which such final settlements will be based. For purposes of revenue recognition and determining the market value of the embedded derivative, the estimates of such future metal prices are based on quoted forward prices.

Revenue from all environmental services is recognized under the proportional performance method based on an output appropriate to the particular service contract, such as performance of agreed service deliverables, or provision of billable hours under straight hourly bill contracts. Where the Corporation commits to provide service deliverables under a fixed price contract, estimated costs remaining to complete the contract are regularly reviewed and full provision is made immediately for any anticipated loss.

Under the terms of the Subsidiary Agreement, ERDC is responsible for carrying out environmental care and maintenance activities at various sites in the Keno Hill District during the period required to develop and obtain acceptance and regulatory approval for the Keno Hill District closure reclamation plan, for annual fees based on an annually-determined fixed fee benchmark adjusted each year for certain operating and inflationary factors and determined on a site-by-site basis. The portion of the annually-determined fee benchmark which is billable each year by ERDC in respect of each site will reduce by 15% each year until all site-specific care and maintenance activities have been replaced by closure reclamation activities. The total amount of estimated care and maintenance fees over the remaining anticipated care and maintenance period is recognized as revenue over that period on a straight-line basis. The Corporation could incur significant costs over the period it undertakes such care and maintenance activities, particularly if acceptance and approval of the closure reclamation plan and commencement of reclamation activities should be significantly delayed.

Each quarter, management reviews its estimates of when the care and maintenance period will end, and the fees ERDC will bill and the care and maintenance costs it will incur over the remainder of that period. In performing its quarterly review of the Subsidiary Agreement contract loss provision estimate for June 30, 2011, and based on ongoing discussions with Government regarding the process and timing that will be required to obtain acceptance and regulatory approval of the closure reclamation plan, management has extended by approximately 2 years the estimated date by which the care and maintenance phase will end. As a result, AEG's gross results in fiscal 2011 include a loss of $1,697,000 from the resultant increase in the contract loss provision. In fiscal 2010, AEG's gross results included $237,000 in gains from favourable re-assessments of that estimate. During fiscal 2011, the balance of the contract loss provision liability was reduced by a reversal of $211,000 due to expected loss realization through the year (2010 – $397,000).

Recognition of all revenue is subject to the provision that ultimate collection be reasonably assured at the time of recognition.

Stock Options and Warrants

The Corporation accounts for stock options at fair value. Compensation expense for options granted is determined based on estimated fair values of the options at the time of grant using the Black-Scholes option pricing model. The cost is recognized over the vesting period of the respective options and is capitalized to mineral properties and deferred exploration costs for grants to individuals working directly on mineral projects. Warrants granted are recorded at estimated fair values using the Black-Scholes option pricing model. Determining the inputs required for option pricing models requires highly subjective assumptions including the expected price volatility and the expected life of the option or warrant. Changes in these subjective inputs can materially affect the result, and therefore any such model does not necessarily provide a reliable single measure of fair value.

Future Income Taxes

The Corporation uses the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets are evaluated and if realization is not considered more likely than not, a valuation allowance is estimated and recorded.

Non-GAAP Measure – Cash Costs of Production Per Ounce of Payable Silver

Cash costs of production per ounce of payable silver is a key financial measure that management uses to assess performance, and is a metric commonly used in the mining industry to compare costs on a per unit basis. However, this measure does not have any standardized meaning prescribed by Canadian GAAP, nor is there a standardized method of calculating it within the industry. This measure therefore may not be comparable to similar measures presented by other companies, nor should it be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.

Alexco determines cash costs of production per ounce of payable silver for a period based on all costs absorbed into the cost of concentrate inventory produced during that period, plus estimated charges for transportation and smelter treatment and refining, less the estimated value of contained by-product metals, but excluding charges for amortization, depletion and stock-based compensation. Cash costs of production per ounce of payable silver are reconciled to financial statement cost of sales as follows (dollar amounts in thousands, except cost per ounce amounts, and denominated in Canadian dollars):

	F2011 Total	F2011-Q4	F2011-Q3

Cost of sales	$22,424	$13,135	$9,288
Add:
Change in concentrate inventory	359	(1,390)	1,749
Attributed transportation, treatment and refining charges	2,667	1,484	1,183
Subtract:
By-product credits	(10,786)	(5,817)	(4,969)
Amortization, depletion and stock- based compensation	(8,230)	(4,692)	(3,538)

Cash costs of production	$6,434	$2,720	$3,713

Payable silver ounces produced	850,286	432,151	418,135

Cash costs of production per ounce of payable silver	$7.57	$6.30	$8.88

Changes In and Initial Adoption of Accounting Policies

As discussed above, the Bellekeno mine commissioning phase was implemented during the second quarter of fiscal 2011, and the mine was determined to have achieved commercial production as of January 1, 2011. As this is the first time the Corporation’s business activities have included the operation of a producing mine, in respect of such new activities the Corporation has been required to adopt accounting policies with respect to inventories and revenue recognition.

Inventories include ore in stockpiles, concentrate and materials and supplies. Ore extracted from the mine is stockpiled and subsequently processed in concentrate form for sale. As required under Canadian GAAP, ore in stockpiles and concentrate is being valued at the lower of cost and net realizable value, with cost comprising all mining and processing costs incurred, including labour, consumables, production-related overheads, amortization of production-related property, plant and equipment and depletion of related deferred exploration and development costs. Materials and supplies is being valued at the lower of cost and replacement cost, with cost based on landed cost of purchase.

With respect to revenue recognition, management has determined that revenue from sale of concentrate will be recognized when the significant risks and rewards of ownership of the concentrate have been transferred in accordance with the concentrate sales agreements, based on the estimated prices for contained payable metal on which final settlement will be determined. The exposure to changes in metal prices between initial revenue recognition and final settlement, which could occur up to a number of months subsequent to initial recognition, represents an embedded derivative. This embedded derivative is being recorded in accounts receivable and marked to market each period, with changes in value each period being reported as an adjustment to revenue. Management has identified the most significant new accounting estimates as being with respect to estimating the future metal prices on which final settlement of concentrate sales will be based; determining the appropriate amortization basis for mine-related property, plant and equipment; determining the appropriate depletion basis for the Bellekeno mineral property carrying amount; and the determination of the asset retirement obligation pertaining to the Bellekeno mine.

Adoption of International Financial Reporting Standards

Under a pronouncement issued by the Canadian Accounting Standards Board in February 2008, effective for its fiscal year commencing July 1, 2011 the Corporation will be required to adopt International Financial Reporting Standards (“IFRS”) in replacement of Canadian GAAP, including restatement of amounts reported for comparative purposes. With the transition to reporting under IFRS, new Canadian GAAP pronouncements effective from July 1, 2011 onwards will not impact the Corporation’s financial statements,

Management’s IFRS changeover plan comprises three phases. The first is scoping and planning; the second is detailed assessment and evaluation; and the third is implementation. Management has completed the first phase, having identified and prioritized areas of difference between Canadian GAAP and IFRS that are expected to be significant for Alexco; completed a preliminary evaluation of the expected impact on other key elements including information technology and data systems, internal control over financial reporting, disclosure controls and procedures, investor relations, financial reporting personnel and training needs; and developed a project timeline for the transition.

The second phase of the plan is nearing completion, with management now finalizing detailed assessments and evaluations of the identified areas of relevant accounting policy difference, particularly quantification of the impact of such differences. In addition, management has completed the development of its plans to manage and mitigate the impact of changeover on the other key elements. This second phase has also included a review and assessment of the experiences of other Canadian publicly-reporting entities in the implementation of their changeover to IFRS, particularly those with fiscal years ending December 31. To the extent appropriate, management is incorporating the results of that review and assessment into its evaluations and quantifications of relevant areas of accounting policy difference and its detailed implementation plans. The second phase of the plan is expected to be fully completed by October 2011.

The third phase, implementation, has also been initiated. Significant components of the implementation phase pertaining to accounting policies will include finalization of which optional exemptions will be applied under IFRS 1; finalization of the opening balance sheet under IFRS; completion of transitional reconciliations from Canadian GAAP to IFRS pursuant to IFRS 1; preparation of draft shell IFRS-compliant financial statements; and finalization of external auditor review. With respect to personnel and training needs, the key personnel involved in the development, execution and implementation of the changeover plan have undergone training. For the remaining key elements, management has determined that the impact of changeover is not likely to be significant, requiring only minor modifications to those systems, controls and procedures. The Corporation is currently substantially on track with its changeover project timeline, and management expects to meet its financial reporting requirements through the transition period within the timeframes required under applicable securities regulations.

With respect to accounting policies, significant areas of difference between Canadian GAAP and IFRS have been identified to date which are likely or potentially significant to Alexco. While the quantitative impact of these differences on the Corporation’s future financial position and results of operations has not yet been finalized, the differences in general are summarized as follows.

Asset Retirement Obligations

Under Canadian GAAP, asset retirement obligations are measured based on the fair value of future estimated retirement expenditures, with the initial liability and any subsequent downward revisions of the future estimated expenditures discounted using the historical credit-adjusted risk-free rate effective at the time of original recognition. Subsequent upwards revisions of the future estimated expenditures are discounted using the credit-adjusted risk-free rate effective at the time of revision, creating a layering concept. Under IFRS (IAS 37), at each reporting date such expenditures are discounted using a rate that reflects then-current market assessments of the time value of money and the risks specific to the liability, eliminating the layering concept. This difference may result in changes to the Corporation’s recorded asset retirement obligations at any given reporting date.

Impairment of Assets

Under IFRS (IAS 36), both the testing for impairment of assets and the determination of impairment losses differ from Canadian GAAP. IFRS removes the undiscounted cash flow test under Canadian GAAP for impairment testing, and instead uses a one-step process comparing the carrying amount to the greater of value in use based on discounted cash flows, and fair value less costs to sell. An impairment loss is recorded for any shortfall. In addition, under IFRS, subsequent reversals of impairment losses are recognized in the periods the reversals occur. Under Canadian GAAP, subsequent reversal of impairment losses is not permitted. These differences may result in changes to the carrying amounts of the Corporation’s assets as well as its recorded impairment losses, including the potential recording of impairment reversals.

Income Taxes

Under IFRS (IAS 12), deferred income taxes, referred to as future income taxes under Canadian GAAP, are not recognized for temporary differences that arise from differences between the fair values and tax bases of assets acquired in transactions other than a business combination. Under Canadian GAAP, future income taxes are recognized for such temporary differences and affect the carrying value of the related asset. These differences may result in changes to the Corporation’s reported future income tax assets and liabilities, as well as certain assets with carrying values affected by such differences including deferred exploration and development costs.

Recognition and Measurement of Financial Instruments

The recognition and measurement of financial instruments under IFRS (IAS 39) differs from Canadian GAAP in certain respects, including no allowance for a choice in the policy for accounting for transaction costs, certain differences in when changes in carrying value are recognized through net income versus other comprehensive income, and certain differences in the circumstances under which embedded derivatives are recognized. These differences could result in changes to the Corporation’s reported financial assets and liabilities.

IFRS 6, “Exploration for and Evaluation of Mineral Resources”

With respect to the accounting for mineral resource exploration and evaluation expenditures, under IFRS 6 an entity is permitted to choose an accounting policy to expense or capitalize exploration and evaluation expenditures, so long as the chosen policy is consistently applied. Though management has not yet made its final determination as to which policy will be chosen under IFRS 6, at this time it is anticipated that the accounting policies the Corporation will adopt under IFRS with respect to mineral resource exploration and evaluation expenditures will be substantially similar to those it currently applies under Canadian GAAP.

Silver Purchase Agreement

With respect to the Corporation’s silver purchase agreement with Silver Wheaton, at this time management anticipates that the accounting for agreement under IFRS will be substantially similar to that under Canadian GAAP, except that while under Canadian GAAP the Corporation records reductions in the deposit balance on the basis specified in the terms of the agreement, under IFRS management anticipates that the deposit balance will be reduced on an estimated units of production basis.

First Time Adoption of IFRS

Under IFRS 1, “First-time Adoption of International Financial Reporting Standards”, entities adopting IFRS for the first time are provided with a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRS. At this time, management anticipates it will elect to apply to following elections upon the Corporation’s adoption of IFRS:

  Business combinations: In choosing this election, the Corporation will not be required to apply IFRS 3, “Business Combinations”, retroactively to transactions that occurred prior to the date of transition to IFRS.

  Fair value as deemed cost: Under this election, the Corporation will be permitted to use a previous Canadian GAAP revaluation of an asset, including a mineral property, made at or before the date of transition to IFRS as the deemed cost of that asset as at the date of the revaluation.

  Share-based payments: In accordance with IFRS 2, “Share Based Payments”, the Corporation will recognize a forfeiture rate on its on its initial recognition of stock option grants. In applying the election available, the effect of the forfeiture rates will only be applied to unvested options at the date of the transition.

  Cumulative foreign currency translation differences: This election allows the Corporation to deem the cumulative translation difference as at the date of transition to IFRS as being zero.

  Decommissioning liabilities included in the cost of mineral properties: This election allows the Corporation to calculate its ARO asset at the transition date using a simplified method based on the related ARO liability.

Controls and Procedures

Disclosure Controls and Procedures

The Corporation’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Corporation’s disclosure controls and procedures. Based upon the results of that evaluation, the Corporation’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this MD&A, the Corporation’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Corporation in reports it files under applicable securities legislation is recorded, processed, summarized and reported within the appropriate time periods and forms specified in those rules and include controls and procedures designed to ensure that information required to be disclosed by the Corporation in reports it files under applicable securities legislation is accumulated and communicated to the Corporation’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Controls Over Financial Reporting

The management of Alexco is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. It includes those policies and procedures that:

(i)	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to and dispositions of Alexco’s assets;

(ii)

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that Alexco receipts and expenditures are made only in accordance with authorizations of management and Alexco’s directors; and

(iii)

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Alexco assets that could have a material effect on Alexco’s financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Alexco’s internal control over financial reporting as at June 30, 2011, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that Alexco’s internal control over financial reporting was effective as at June 30, 2011.

The effectiveness of Alexco's internal control over financial reporting as at June 30, 2011 has been audited by PricewaterhouseCoopers LLP, Alexco's independent auditors.

There has been no change in the Corporation's internal control over financial reporting during the Corporation's year ended June 30, 2011 that has materially affected, or is reasonably likely to materially affect, the Corporation's internal control over financial reporting.

Risk Factors

The following are major risk factors management has identified which relate to the Corporation's business activities. Such risk factors could materially affect the Corporation's future financial results, and could cause events to differ materially from those described in forward-looking statements relating to the Corporation. Though the following are major risk factors identified by management, they do not comprise a definitive list of all risk factors related to the Corporation's business and operations. Other specific risk factors are discussed elsewhere in this MD&A.

Exploration and Development

Mineral exploration and development involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. With respect to the Corporation's properties, should any ore reserves exist, substantial expenditures will be required to confirm ore reserves which are sufficient to commercially mine, and to obtain the required environmental approvals and permitting required to commence commercial operations. Should any mineral resource be defined on such properties there can be no assurance that the mineral resource on such properties can be commercially mined or that the metallurgical processing will produce economically viable and saleable products. The decision as to whether a property contains a commercial mineral deposit and should be brought into production will depend upon the results of exploration programs and/or technical studies, and the recommendations of duly qualified engineers and/or geologists, all of which involves significant expense. This decision will involve consideration and evaluation of several significant factors including, but not limited to: (1) costs of bringing a property into production, including exploration and development work, preparation of appropriate technical studies and construction of production facilities; (2) availability and costs of financing; (3) ongoing costs of production; (4) market prices for the minerals to be produced; (5) environmental compliance regulations and restraints (including potential environmental liabilities associated with historical exploration activities); and (6) political climate and/or governmental regulation and control.

The ability of the Corporation to sell, and profit from the sale of any eventual production from any of the Corporation's properties will be subject to the prevailing conditions in the marketplace at the time of sale. Many of these factors are beyond the control of the Corporation and therefore represent a market risk which could impact the long term viability of the Corporation and its operations.

Figures for the Corporation's Resources are Estimates Based on Interpretation and Assumptions and May Yield Less Mineral Production Under Actual Conditions than is Currently Estimated

In making determinations about whether to advance any of its projects to development, the Corporation must rely upon estimated calculations as to the mineral resources and grades of mineralization on its properties. Until ore is actually mined and processed, mineral resources and grades of mineralization must be considered as estimates only. Mineral resource estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling which may prove to be unreliable. Alexco cannot be certain that:

  reserve, resource or other mineralization estimates will be accurate; or
  mineralization can be mined or processed profitably.

Any material changes in mineral resource estimates and grades of mineralization will affect the economic viability of placing a property into production and a property's return on capital. The Corporation's resource estimates have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for silver, gold, lead, zinc and other commodities may render portions of the Corporation's mineralization uneconomic and result in reduced reported mineral resources.

Keno Hill District

While the Corporation has conducted exploration activities in the Keno Hill District, other than with respect to the Bellekeno property, further review of historical records and additional exploration and geological testing will be required to determine whether any of the mineral deposits it contains are economically recoverable. There is no assurance that such exploration and testing will result in favourable results. The history of the Keno Hill District has been one of fluctuating fortunes, with new technologies and concepts reviving the District numerous times from probable closure until 1989, when it did ultimately close down for a variety of economic and technical reasons. Many or all of these economic and technical issues will need to be addressed prior to the commencement of any future production on the Keno Hill properties.

Under the terms of the Subsidiary Agreement, ERDC is responsible for carrying out environmental care and maintenance activities at various sites in the Keno Hill District during the period required to develop and obtain acceptance and regulatory approval for the Keno Hill District closure reclamation plan, for annual fees based on an annually-determined fixed fee benchmark adjusted each year for certain operating and inflationary factors and determined on a site-by-site basis. The portion of the annually-determined fee benchmark which is billable each year by ERDC in respect of each site will reduce by 15% each year until all site-specific care and maintenance activities have been replaced by closure reclamation activities. The Corporation could incur significant costs over the period it undertakes such care and maintenance activities, particularly if acceptance and approval of the closure reclamation plan and commencement of reclamation activities should be significantly delayed.

Operation of the Bellekeno Mine

The decision by the Corporation to proceed with the construction and development of the Bellekeno mine was based on the Bellekeno Development Plan, which included estimates for metal production and capital and operating costs. Until completely mined and processed, no assurance can be given that such estimates will be achieved. Failure to achieve these production and capital and operating cost estimates or material increases in costs could have an adverse impact on the Corporation's future cash flows, profitability, results of operations and financial condition. The Corporation's actual production and capital and operating costs may vary from estimates for a variety of reasons, including: actual resources mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the mineable resources, such as the need for sequential development of resource bodies and the processing of new or different resource grades; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods and earthquakes; and unexpected labour shortages or strikes. Costs of production may also be affected by a variety of factors, including changing waste ratios, metallurgical recoveries, labour costs, commodity costs, general inflationary pressures and currency rates. In addition, the risks arising from these factors are currently further increased as Bellekeno is progressing through the ramp-up phase of its operations and has not yet established a production track record.

Permitting and Environmental Risks and Other Regulatory Requirements

The current or future operations of the Corporation, including development activities, commencement of production on its properties and activities associated with the Corporation's mine reclamation and remediation business, require permits or licenses from various federal, territorial and other governmental authorities, and such operations are and will be governed by laws, regulations and agreements governing prospecting, development, mining, production, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities and in mine reclamation and remediation activities generally experience increased costs and delays as a result of the need to comply with the applicable laws, regulations and permits. There can be no assurance that all permits and permit modifications which the Corporation may require for the conduct of its operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any project which the Corporation might undertake, including but not limited to the Bellekeno mine project.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations or in mine reclamation and remediation activities may be required to compensate those suffering loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed upon them for violation of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies and mine reclamation and remediation activities could have a material adverse impact on the Corporation. As well, policy changes and political pressures within and on federal, territorial and First Nation governments having jurisdiction over or dealings with the Corporation could change the implementation and interpretation of such laws, regulations and permits, also having a material adverse impact on the Corporation. Such impacts could result in one or more of increases in capital expenditures or production costs, reductions in levels of production at producing properties or abandonment or delays in the development of new mining properties.

Environmental Services

A material decline in the level of activity or reduction in industry willingness to spend capital on mine reclamation, remediation or environmental services could adversely affect demand for AEG's environmental services. Likewise, a material change in mining product commodity prices, the ability of mining companies to raise capital or changes in domestic or international political, regulatory and economic conditions could adversely affect demand for AEG's services.

One of AEG's customers accounted for 49% of environmental services revenues in the 2011 fiscal year. The loss of, or a significant reduction in the volume of business conducted with, this customer could have a significant detrimental effect on the Corporation's environmental services business.

The patents which the Corporation owns or has access to or other proprietary technology may not prevent AEG's competitors from developing substantially similar technology, which may reduce AEG's competitive advantage. Similarly, the loss of access to any of such patents or other proprietary technology or claims from third parties that such patents or other proprietary technology infringe upon proprietary rights which they may claim or hold would be detrimental to AEG's reclamation and remediation business.

The Corporation may not be able to keep pace with continual and rapid technological developments that characterize the market for AEG's environmental services, and the Corporation's failure to do so may result in a loss of its market share. Similarly, changes in existing regulations relating to mine reclamation and remediation activities could require the Corporation to change the way it conducts its business.

Potential Profitability Of Mineral Properties Depends Upon Factors Beyond the Control of the Corporation

The potential profitability of mineral properties is dependent upon many factors beyond the Corporation's control. For instance, world prices of and markets for gold, silver, lead and zinc are unpredictable, highly volatile, potentially subject to governmental fixing, pegging and/or controls and respond to changes in domestic, international, political, social and economic environments. Another factor is that rates of recovery of mined ore may vary from the rate experienced in tests and a reduction in the recovery rate will adversely affect profitability and, possibly, the economic viability of a property. Profitability also depends on the costs of operations, including costs of labour, materials, equipment, electricity, environmental compliance or other production inputs. Such costs will fluctuate in ways the Corporation cannot predict and are beyond the Corporation's control, and such fluctuations will impact on profitability and may eliminate profitability altogether. Additionally, due to worldwide economic uncertainty, the availability and cost of funds for development and other costs have become increasingly difficult, if not impossible, to project. These changes and events may materially affect the financial performance of the Corporation.

First Nation Rights and Title

The nature and extent of First Nation rights and title remains the subject of active debate, claims and litigation in Canada, including in the Yukon and including with respect to intergovernmental relations between First Nation authorities and federal, provincial and territorial authorities. There can be no guarantee that such claims will not cause permitting delays, unexpected interruptions or additional costs for the Corporation's projects.

Title to Mineral Properties

The acquisition of title to mineral properties is a complicated and uncertain process. The properties may be subject to prior unregistered agreements of transfer or land claims, and title may be affected by undetected defects. The Corporation has taken steps, in accordance with industry standards, to verify mineral properties in which it has an interest. Although the Corporation has made efforts to ensure that legal title to its properties is properly recorded in the name of the Corporation, there can be no assurance that such title will ultimately be secured.

Capitalization and Commercial Viability

The Corporation will require additional funds to further explore, develop and mine its properties. The Corporation has limited financial resources, and there is no assurance that additional funding will be available to the Corporation to carry out the completion of all proposed activities, for additional exploration or for the substantial capital that is typically required in order to place a property into commercial production. Although the Corporation has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the Corporation will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of its properties.

General Economic Conditions May Adversely Affect the Corporation’s Growth and Profitability

The unprecedented events in global financial markets since 2008 have had a profound impact on the global economy and led to increased levels of volatility. Many industries, including the mining industry, are impacted by these market conditions. Some of the impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign currency exchange and precious metal markets, and a lack of market liquidity. If the current turmoil and volatility levels continue they may adversely affect the Corporation's growth and profitability. Specifically:

  a global credit/liquidity or foreign currency exchange crisis could impact the cost and availability of financing and the Corporation’s overall liquidity;

  the volatility of silver and other commodity prices would impact the Corporation’s revenues, profits, losses and cash flow;

  volatile energy prices, commodity and consumables prices and currency exchange rates would impact the Corporation’s operating costs; and

  the devaluation and volatility of global stock markets could impact the valuation of the Corporation’s equity and other securities.

These factors could have a material adverse effect on Alexco’s financial condition and results of operations.

Cautionary Statement Regarding Forward-Looking Statements

This MD&A contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws (together, “forward-looking statements”) concerning the Corporation's business plans, including but not limited to anticipated results and developments in the Corporation’s operations in future periods, planned exploration and development of its mineral properties, plans related to its business and other matters that may occur in the future, made as of the date of this MD&A.

Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “estimates”, “intends”, “strategy”, “goals”, “objectives” or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be “forward-looking statements”.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, but are not limited to, risks related to actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services operations; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Furthermore, forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Corporation or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including but not limited to those referred to in this MD&A under the heading "Risk Factors" and elsewhere.

Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this MD&A, the Corporation has applied several material assumptions, including, but not limited to, the assumption that: (1) the proposed development of its mineral projects will be viable operationally and economically and proceed as planned; (2) market fundamentals will result in sustained silver, gold, lead and zinc demand and prices, and such prices will be materially consistent with or more favourable than those anticipated in the Bellekeno Development Plan, (3) the actual nature, size and grade of its mineral resources are materially consistent with the resource estimates reported in the supporting technical reports; and (4) any additional financing needed will be available on reasonable terms. Other material factors and assumptions are discussed throughout this MD&A and, in particular, under both "Critical Accounting Estimates" and "Risk Factors".

The Corporation's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and should not be relied on as representing the Corporation's views on any subsequent date. While the Corporation anticipates that subsequent events may cause its views to change, the Corporation specifically disclaims any intention or any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change, except as required by applicable law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors – Information Concerning Preparation of Resource Estimates

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Unless otherwise indicated, all resource and reserve estimates included in this MD&A have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 permits the disclosure of an historical estimate made prior to the adoption of NI 43-101 that does not otherwise comply with NI 43-101, using the historical terminology, if the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) to the extent known, provides the key assumptions, parameters and methods used to prepare the historical estimate; (d) states whether the historical estimate uses categories other than those prescribed by NI 43-101 and if so includes an explanation of the differences; (e) includes any more recent estimates or data available to the issuer; (f) comments on what work needs to be done to upgrade or verify the historical estimate as current mineral resources or mineral reserves; and (g) states with equal prominence that a qualified person has not done sufficient work to classify the historical estimate as current mineral resources or mineral reserves and that the issuer is not treating the historical estimate as current mineral resources or mineral reserves.

Canadian standards, including NI 43-101, differ significantly from the requirements of Industry Guide 7 promulgated by the United States Securities and Exchange Commission ("SEC") under the United States Securities Act of 1933, as amended, and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource" does not equate to the term "reserves". Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards under Industry Guide 7 do not define the terms and normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by U.S. standards in documents filed with the SEC. U.S. Investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases.

Investors are cautioned not to assume that all or any part of an "inferred mineral resource" exists or is economically or legally mineable.

Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves" are also not the same as those of the SEC's Industry Guide 7, and reserves reported by the Corporation in compliance with NI 43-101 may not qualify as "reserves" under Industry Guide 7 standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U. S. standards.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

To the Shareholders of Alexco Resource Corp.

The accompanying consolidated financial statements of the Corporation were prepared by management in accordance with accounting principles generally accepted in Canada, and within the framework of the summary of significant accounting policies in the notes to these financial statements. Management is responsible for preparation and presentation of the consolidated financial statements, Management’s Discussion & Analysis (“MD&A”) and all other information in the Annual Report. All financial and operating data in the Annual Report is consistent, where appropriate, with that contained in the consolidated financial statements.

A system of accounting and control is maintained in order to provide reasonable assurance that the assets are safeguarded and that transactions are properly recorded and executed in accordance with management’s authorization. The system includes established policies and procedures, the selection and training of qualified persons, and an organization providing for the appropriate delegation of authority and segregation of responsibilities for a Corporation of the size of Alexco Resource Corp.

The Board of Directors, based on recommendations from its Audit Committee, reviews and approves the consolidated financial statements, MD&A and all other financial information contained in the Annual Report. The Audit Committee meets with management and the Corporation’s independent auditors to ensure that management is performing its responsibility to maintain financial controls and systems and to make recommendations to the Board of Directors for approval of all financial information released to the public. The Audit Committee also meets with the independent auditors to discuss the scope and the results of the audit and the audit report prior to submitting the consolidated financial statements to the Board of Directors for approval.

The Corporation’s independent auditors for 2011 and 2010 have been PricewaterhouseCoopers LLP, Chartered Accountants. An integrated audit of the Corporation’s consolidated financial statements for 2011 and 2010 and internal control over financial reporting as at June 30, 2011 has been completed by PricewaterhouseCoopers LLP in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). The auditors’ report to the shareholders of the Corporation outlines the scope of their audit and their opinions on these consolidated financial statements for 2011 and 2010 and internal control over financial reporting as at June 30, 2011.

“Clynton R. Nauman”	“David E. Whittle”
(signed)	(signed)

Clynton R. Nauman	David E. Whittle
President and Chief Executive Officer	Chief Financial Officer

September 14, 2011

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Alexco Resource Corp. is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. It includes those policies and procedures that:

(i)	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to and dispositions of Alexco’s assets;

(ii)

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that Alexco receipts and expenditures are made only in accordance with authorizations of management and Alexco’s directors; and

(iii)

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Alexco assets that could have a material effect on Alexco’s financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Alexco’s internal control over financial reporting as at June 30, 2011, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that Alexco’s internal control over financial reporting was effective as at June 30, 2011.

The effectiveness of Alexco’s internal control over financial reporting as at June 30, 2011 has been audited by PricewaterhouseCoopers LLP, Alexco’s independent auditors, as stated in their report which appears on the following page.

“Clynton R. Nauman”	“David E. Whittle”
(signed)	(signed)

Clynton R. Nauman	David E. Whittle
President and Chief Executive Officer	Chief Financial Officer

September 14, 2011

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
September 14, 2011	Facsimile +1 604 806 7806
www.pwc.com/ca

Independent Auditor’s Report

To the Shareholders of Alexco Resource Corp.

We have completed integrated audits of Alexco Resource Corp.’s (the “Company”)

June 30, 2011 and 2010 consolidated financial statements and an audit of the effectiveness of internal control over financial reporting as at June 30, 2011. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements
We have audited the accompanying consolidated financial statements of the Company, which comprise the consolidated balance sheets as at June 30, 2011 and 2010 and the consolidated statements of operations and comprehensive income (loss), cash flow and shareholders’ equity for each of the years in the two year period ended June 30, 2011, and the related notes.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards require that we comply with ethical requirements.

“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, which is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Alexco Resource Corp. as at June 30, 2011 and 2010 and the results of its operations and cash flows for each of the years in the two year period ended June 30, 2011 in accordance with Canadian generally accepted accounting principles.

Report on internal control over financial reporting
We have also audited Alexco Resource Corp’s internal control over financial reporting as at June 30, 2011, based on criteria established in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting
Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Report on Internal Control over Financial Reporting.

Auditor’s responsibility
Our responsibility is to express an opinion on Alexco Resource Corp’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

(2)

We believe that our audit provides a reasonable basis for our audit opinion on the Company’s internal control over financial reporting.

Definition of internal control over financial reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Inherent limitations
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion
In our opinion, Alexco Resource Corp. maintained, in all material respects, effective internal control over financial reporting as at June 30, 2011 based on criteria established in Internal Control - Integrated Framework issued by the COSO.

Signed “PricewaterhouseCoopers LLP”

Chartered Accountants

(3)

ALEXCO RESOURCE CORP.
CONSOLIDATED BALANCE SHEETS
AS AT JUNE 30
(expressed in thousands of Canadian dollars)
	2011	2010

ASSETS

Current Assets
Cash and cash equivalents	$50,443	$24,383
Restricted cash and deposits (see note 17)	-	3,232
Accounts and other receivables	6,287	2,354
Inventories (see note 4)	9,656	-
Prepaid expenses and other current assets	481	720
	66,867	30,689

Restricted Cash and Deposits (see notes 10 and 17)	3,896	4,379

Property, Plant and Equipment (see note 5)	30,152	15,556

Mineral Properties (see note 6)	109,156	84,057

Intangible Assets (see note 7)	664	929

	$210,735	$135,610

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued liabilities	$10,912	$9,864
Environmental services contract loss provision (see note 8)	338	156
Deposit under silver purchase agreement (see note 9)	2,660	-
	13,910	10,020

Environmental Services Contract Loss Provision (see note 8)	1,664	360

Unearned Revenue	520	452

Deposits Under Silver Purchase Agreement (see note 9)	46,873	30,382

Asset Retirement Obligations (see note 10)	3,686	1,511

Future Income Tax Liabilities (see note 15)	8,105	7,995

	74,758	50,720

Shareholders’ Equity (see note 11)	135,977	84,890

	$210,735	$135,610

COMMITMENTS (see note 16)
SUBSEQUENT EVENTS (see note 13)

APPROVED ON BEHALF OF
THE BOARD OF DIRECTORS

“Terry Krepiakevich”	“David Searle”
(signed)	(signed)
Director	Director

The accompanying notes are an integral part of these consolidated financial statements

ALEXCO RESOURCE CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED JUNE 30
(expressed in thousands of Canadian dollars,
except per share and share amounts)
	2011	2010

Revenue (see note 20)	$45,102	$4,641

Cost of Sales	29,321	2,870

Gross Profit	15,781	1,771

Expenses
Accretion of asset retirement obligations (see note 10)	48	24
Amortization of property, plant and equipment (see note 5)	165	168
Amortization of intangible assets	142	517
Business development and investor relations	657	507
Foreign exchange loss	445	33
Office, administration and general overheads	1,687	1,076
Professional fees	1,164	987
Regulatory fees	233	158
Salaries and contractors and stock-based compensation (see note 13)	6,931	4,890
Travel	336	188
Write-down of property, plant and equipment	-	30
Write-down of intangible assets	123	-

	11,931	8,578

Income (Loss) Before Other Income and Taxes	3,850	(6,807)

Other Income
Interest income	275	88
Other income	18	90

Income (Loss) Before Taxes	4,143	(6,629)

Recovery of (Provision for) Taxes (see note 15)
Future	(645)	1,410

Net Income (Loss) and Comprehensive Income (Loss)	$3,498	$(5,219)

Earnings (Loss) Per Share – Basic and Diluted (see note 14)
Basic	$0.06	$(0.11)
Diluted	$0.06	$(0.11)

The accompanying notes are an integral part of these consolidated financial statements

ALEXCO RESOURCE CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30
(expressed in thousands of Canadian dollars)
	2011	2010

Cash Flows from Operating Activities
Net income (loss)	$3,498	$(5,219)
Items not affecting cash from operations –
Unearned revenue	68	452
Depletion of mineral properties	4,019	-
Environmental services contract loss provision	1,486	(634)
Accretion of asset retirement obligations	48	24
Amortization of property, plant and equipment	1,177	255
Amortization of intangible assets	142	517
Stock-based compensation	3,044	980
Write-down of property, plant and equipment	-	30
Write-down of intangible assets	123	-
Provision for (recovery of) future taxes	645	(1,410)

	14,250	(5,005)

Expenditures on asset retirement obligations	(47)	(130)
Reduction of deposits under silver purchase agreement	(4,514)	-
Changes in non-cash working capital balances related to operations –
Accounts and other receivable	(3,933)	(16)
Inventories	(2,104)	-
Prepaid expenses and other current assets	(470)	134
Accounts payable and accrued liabilities	7,532	252

	10,714	(4,765)

Cash Flows from Investing Activities
Investment in mineral properties	(37,572)	(14,574)
Purchase of property, plant and equipment	(17,289)	(10,029)
Increase in restricted cash and deposits	(1,194)	(13,133)
Decrease in restricted cash and deposits	4,911	11,787

	(51,144)	(25,949)

Cash Flows from Financing Activities
Receipt of deposits under silver purchase agreement	23,665	12,172
Common shares issued through offerings	41,000	35,225
Issuance costs	(2,719)	(3,047)
Common shares issued on exercise of stock options	4,544	420
Common shares issued on exercise of warrants	-	282

	66,490	45,052

Increase in Cash and Cash Equivalents	26,060	14,338

Cash and Cash Equivalents – Beginning of Year	24,383	10,045

Cash and Cash Equivalents – End of Year	$50,443	$24,383

SUPPLEMENTAL INFORMATION (see note 19)

The accompanying notes are an integral part of these consolidated financial statements

ALEXCO RESOURCE CORP.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED JUNE 30, 2011 AND 2010

(expressed in thousands of
Canadian dollars, except	Common Shares
shares amounts)				Stock	Contributed
	Shares	Amount	Warrants	Options	Surplus	Deficit	Total

Balance – June 30, 2009	43,079,586	$70,022	$2,854	$5,223	$1,090	$(19,426)	$59,763

Equity offerings, net of issuance costs (see notes 11(a) and (b))	9,725,000	33,091	-	-	-	-	33,091
Issuance costs attributed to renunciation of exploration expenditures (see note 11(c))	-	(4,650)	-	-	-	-	(4,650)
Compensation expense recognized	-	-	-	1,438	-	-	1,438
Exercise of stock options	174,350	451		(168)	-	-	283
Stock options expired	-	-	-	(231)	231	-	-
Exercise of warrants	210,000	454	(34)	-	-	-	420
Warrants expired, net of tax	-	-	(2,820)	-	2,584	-	(236)
Net loss for the year	-	-	-	-	-	(5,219)	(5,219)

Balance – June 30, 2010	53,188,936	99,368	-	6,262	3,905	(24,645)	84,890

Equity offering, net of issuance costs (see note 11(d))	5,000,000	38,814	282	-	-	-	39,096
Issued for acquisition of mineral property interest	3,370	25	-	-	-	-	25
Compensation expense recognized	-	-	-	3,924	-	-	3,924
Exercise of stock options	1,745,259	6,906	-	(2,362)	-	-	4,544
Stock options expired	-	-	-	(382)	382	-	-
Net income for the year	-	-	-	-	-	3,498	3,498

Balance – June 30, 2011	59,937,565	$145,113	$282	$7,442	$4,287	$(21,147)	$135,977

The accompanying notes are an integral part of these consolidated financial statements

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2011 AND 2010
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

1.	Nature of Operations

Alexco Resource Corp. (“Alexco” or the “Corporation”) was incorporated under the Business Corporations Act (Yukon) on December 3, 2004 and commenced operations on March 15, 2005. Effective December 28, 2007, it was continued under the Business Corporations Act (British Columbia). The Corporation operates two principle businesses: a mining business, comprised of mineral exploration and mine development and operation in Canada, primarily in Yukon Territory; and an environmental services business, providing consulting and project management services in respect of environmental permitting and compliance and site remediation, in Canada, the United States and elsewhere in the Americas.

The Corporation is in the process of mining, exploring and developing its mineral properties. The recoverability of the amounts shown for mineral properties is dependent upon the existence of economically recoverable reserves, successful permitting, the ability of the Corporation to obtain necessary financing to complete exploration and development, and upon future profitable production or proceeds from disposition of each mineral property. Furthermore, the acquisition of title to mineral properties is a complicated and uncertain process, and while the Corporation has taken steps in accordance with normal industry standards to verify its title to the mineral properties in which it has an interest, there can be no assurance that such title will ultimately be secured. The carrying amounts of mineral properties are based on costs incurred to date, and do not necessarily represent present or future values.

2.	Significant Accounting Policies

	(a)	Basis of Consolidation and Financial Statement Presentation

The Corporation’s consolidated financial statements have been prepared using accounting principles generally accepted in Canada (“Canadian GAAP”) and include the accounts of the Corporation and its wholly owned subsidiaries, Alexco Keno Hill Mining Corp. (formerly Alexco Resource Canada Corp., formerly 650399 B.C. Ltd.), Elsa Reclamation & Development Company Ltd. (“ERDC”), Alexco Exploration Canada Corp., Access Mining Consultants Ltd. (“Access”) and Alexco Resource U.S. Corp. All significant inter-company transactions and balances are eliminated on consolidation. Significant differences from accounting principles generally accepted in the United States including practices prescribed by the US Securities and Exchange Commission (“US GAAP”) are described in note 22.

All amounts are reported and measured in Canadian dollars. Certain of the comparative figures have been reclassified to conform with the current period's presentation format.

	(b)	Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the period reported. Significant areas requiring the use of management’s judgment include evaluating the carrying value and recoverability of property, plant and equipment, mineral properties and intangible assets; determining amortization rates; estimating asset retirement obligations including future environmental obligations and site reclamation costs; evaluating fixed price contracts to determine possible loss provisions; estimating future income taxes; determining the value of stock-based compensation and securities issued for non-cash consideration; and allocating proceeds received from issuance of units to the component securities. The use of such judgment includes, but is not limited to, the estimations of mineral resources, future mineral prices and project capital, operating and reclamation costs. Actual results could differ materially, and such estimates may be subject to change in the future.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2011 AND 2010
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

(c)	Cash and Cash Equivalents

Cash and cash equivalents are unrestricted as to use and consist of cash on hand, demand deposits and short term interest-bearing investments with maturities of 90 days or less from the original date of acquisition and which can readily be liquidated to known amounts of cash.

(d)	Inventories

Inventories include ore in stockpiles, concentrate and materials and supplies. Ore extracted from the mine is stockpiled and subsequently processed into concentrate form for sale. Ore in stockpiles and concentrate are valued at the lower of cost and net realizable value, with cost comprising all mining and processing costs incurred, including labour, consumables, production- related overheads, amortization of production-related property, plant and equipment and depletion of related deferred exploration and development costs. Materials and supplies are valued at the lower of cost and replacement cost, with cost based on landed cost of purchase.

(e)	Property, Plant and Equipment

Property, plant and equipment are recorded at cost, including any directly attributable financing or interest costs, and amortization begins when the asset is substantially complete and ready for its intended use. Amortization of property, plant and equipment is calculated using the following methods:

Heavy machinery and equipment	5 years straight-line
Furniture and office equipment	5 years straight-line
Computer hardware	3 years straight-line
Computer software	2 years straight-line
Leasehold improvements	Straight-line over the term of lease
Roads	5 years straight-line
Camp and other site infrastructure	10 years straight-line
Ore processing mill	5 -30 years straight line

Management reviews and evaluates the carrying amount of property, plant and equipment for impairment when events or changes in circumstances indicate that such amount may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and the asset written down to fair value which is normally determined based on the discounted value of estimated future cash flows.

(f)	Mineral Properties

Mineral property interests are recorded at cost, including any directly attributable financing or interest costs, and expenditures on exploration or mine development activities undertaken on mineral properties the Corporation has acquired, or has the right to acquire, are deferred, net of any directly attributable expenditure recoveries recognized such as exploration or investment tax credits. Mineral property acquisition costs include costs of both initially acquiring and subsequently maintaining title to mineral property interests. Deferred exploration costs include exploration and other activities and expenditures directed at identifying the resource potential of the mineral property interests and otherwise developing and assessing the feasibility of bringing them into production. Once it has been determined that a mineral deposit can and will be economically developed based on a positive definitive economic analysis, deferred development costs include costs incurred prior to and during production to establish access to the deposit. Grassroots exploration expenditures, incurred prior to the Corporation acquiring or obtaining the right to acquire a mineral property, are expensed. The carrying amount of each mineral property, including deferred exploration and development costs, is amortized against future production on a units of production basis following commencement of commercial production, or written off if the property is allowed to lapse or is abandoned.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2011 AND 2010
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Management reviews and evaluates the carrying amount of each mineral property, including deferred exploration and development costs, for impairment when events or changes in circumstances indicate that such amount may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the mineral property, an impairment loss is recognized and the property written down to fair value which is normally determined based on the discounted value of estimated future cash flows.

(g)	Intangible Assets

Intangible assets consist of customer relationships, rights to provide services and database assets acquired through business combinations, as well as acquired patents having definite lives, and are recorded at cost. All of the Corporation’s intangible assets have definite lives, and are amortized over their expected useful lives using the following methods:

Customer relationships	5 years straight-line
Rights to provide services and database	4 years straight-line
Patents	Straight-line over remaining life

Management reviews and evaluates the carrying amount of definite life intangible assets for impairment when events or changes in circumstances indicate that such amount may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and the asset written down to fair value which is normally determined based on the discounted value of estimated future cash flows.

(h)	Deposits Under Silver Purchase Agreement

Payments received in advance under silver purchase agreement which are refundable under certain limited circumstances (see note 9) are recorded as deposits. The balance of such deposits will be reduced on each silver delivery by the excess of the prevailing market value of the silver delivered over the per-ounce cash amount paid by the purchaser at the time, with the amount of such reduction recognized as revenue from the sale of mined silver.

(i)	Asset Retirement Obligations

Future obligations to retire an asset, including dismantling, remediation and ongoing treatment and monitoring of the site, are recognized and recorded as a liability at fair value at the time the asset is acquired or the event occurs giving rise to such an obligation, with fair value measured by discounting the estimated cash flows required to fulfill such obligations using an appropriate interest rate. The liability is accreted over time through periodic charges to earnings. The corresponding asset retirement cost is capitalized into the asset’s carrying value and is amortized over the asset’s useful life in accordance with the Corporation’s capital asset amortization policies. Estimates of the timing and amount of undiscounted cash flows required to fulfill asset retirement obligations are updated periodically to reflect significant changes in facts and circumstances, and the obligations are remeasured to incorporate any resulting change in their fair value. The capitalized asset retirement cost is correspondingly increased or decreased by the amount of remeasurement, and if reduced to nil then any further reduction is taken into income as a gain.

(j)	Revenue Recognition

Revenue from all environmental services is recognized under the proportional performance method based on an output appropriate to the particular service contract, such as performance of agreed service deliverables, or provision of billable hours under straight hourly bill contracts. Payments received prior to recognition of the related revenue are recorded as unearned revenue. Where the Corporation commits to provide service deliverables under a fixed price contract, estimated costs remaining to complete the contract are regularly reviewed and full provision is made immediately for any anticipated loss. Recognition of all revenue is subject to the provision that ultimate collection be reasonably assured at the time of recognition.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2011 AND 2010
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Revenue arising from the sale of concentrate is recognized when the significant risks and rewards of ownership of the concentrate have been transferred, generally at time of delivery to the smelter. Revenue is determined based on the estimated prices for payable metals contained in the concentrate, on which final settlement will be determined as specified in the concentrate off-take agreement. The exposure to changes in metal prices between initial revenue recognition and final settlement, which could occur up to a number of months subsequent to initial recognition, represents an embedded derivative. This embedded derivative is recorded in accounts receivable and marked to market each period until final settlement occurs, with changes in fair value classified as an adjustment to revenue.

(k)	Stock-Based Compensation

The Corporation accounts for stock-based compensation at fair value. Compensation expense for options granted is determined based on the estimated fair value of the options at the time of grant using the Black-Scholes option pricing model. The cost is recognized over the vesting period of the respective options using the graded vesting attribution method and is capitalized to mineral properties for grants to individuals working directly on mineral projects. The effects of actual forfeitures of unvested options are recognized as they occur. Consideration paid on exercise of options is credited to share capital.

(l)	Income taxes

The Corporation follows the asset and liability method of tax allocation accounting. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. The amount of future income tax assets recognized is limited to the amount that is estimated as more likely than not to be realized.

(m)	Translation of Foreign Currencies

The Corporation’s functional currency is the Canadian dollar. Foreign operations are integrated with the parent company and, consequently, the financial statements of foreign subsidiaries are translated into the Corporation’s primary functional currency using the temporal method. Transactions in foreign currencies are translated into Canadian dollars at either actual or estimated exchange rates in effect on the transaction date. Monetary assets and liabilities expressed in foreign currencies are translated into Canadian dollars at the exchange rates in effect at the balance sheet date. The resulting exchange gains and losses are recognized in income.

(n)	Earnings or Loss Per Share

Earnings or loss per common share is calculated based on the weighted average number of common shares outstanding during the year. The Corporation follows the treasury stock method in the calculation of diluted earnings per share. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the weighted average market price during the period.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2011 AND 2010
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

(o)	Financial Instruments

Financial assets, financial liabilities and non-financial derivative contracts are initially recognized at fair value on the balance sheet when the Corporation becomes a party to their contractual provisions. Measurement in subsequent periods depends on the financial instrument’s classification. The Corporation’s cash and cash equivalents are classified as held for trading and thus are recorded at fair value on the balance sheet, with changes in the fair value of these instruments reflected in net earnings. Investments, including term deposits not included in cash equivalents, with fixed or determinable payments and fixed maturity and which the Corporation has the intention and ability to hold to maturity are classified as held to maturity and thus are recorded at amortized cost using the effective interest method. Derivative instruments, including embedded derivatives, are considered held for trading and accordingly are recorded on the balance sheet at fair value. Unrealized gains and losses on derivates held for trading are recorded as part of income. Fair values for derivate instruments are determined using valuation techniques, using assumptions based on market conditions existing at the balance sheet date. Derivatives embedded in non-derivative contracts are separately accounted for unless they are closely related to the host contract. All other financial assets except receivables are classified as available for sale and thus are recorded at fair value on the balance sheet, with changes in the fair value of these instruments reflected in other comprehensive income. Receivables and all financial liabilities are recorded at amortized cost. Transaction costs incurred to acquire financial instruments other than those classified as held for trading are added to the initial carrying amount. Regular-way purchases and sales of financial assets are accounted for on the trade date.

Measurement of the fair value of financial instruments is made under a fair value hierarchy comprising three levels reflecting the significance of the inputs used in making the measurements, described as follows:

Level 1:	Valuations based on quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2:	Valuations based on directly or indirectly observable inputs in active markets for similar assets or liabilities, other than Level 1 prices, such as quoted interest or currency exchange rates; and
Level 3:	Valuations based on significant inputs that are not derived from observable market data, such as discounted cash flow methodologies based on internal cash flow forecasts.

3.	Future Accounting Policy Changes

Under a pronouncement issued by the Canadian Accounting Standards Board in February 2008, effective for its fiscal year commencing July 1, 2011 the Corporation will be required to adopt International Financial Reporting Standards (“IFRS”) in replacement of Canadian GAAP, including restatement of amounts reported for comparative purposes. The Corporation will issue its first IFRS annual consolidated financial statements for the fiscal year ending June 30, 2012, with restatement of comparative balance sheets as at June 30, 2011 and July 1, 2010 and statement of operations for the year ended June 30, 2011. During the year ending June 30, 2012, the Corporation will issue interim consolidated IFRS financial statements prepared in accordance with IAS 34 “Interim Financial Reporting” for the periods ending September 30, 2011, December 31, 2011 and March 31, 2012, with restatement of comparative balance sheets as at June 30, 2011 and July 1, 2010 and statements of operations for the comparative periods presented.

4.	Inventories

	2011	2010

Ore in stockpiles	$7,600	$-
Concentrate	1,469	-
Materials and supplies	587	-

	$9,656	$-

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2011 AND 2010
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

5.	Property, Plant and Equipment

		Accumulated	2011
	Cost	Amortization	Net

Camp, roads and other site infrastructure	$4,208	$1,462	$2,746
Ore processing mill	25,666	857	24,809
Heavy machinery and equipment	4,208	1,849	2,359
Leasehold improvements	436	321	115
Furniture and office equipment	215	155	60
Computer hardware and software	405	342	63

	$35,138	$4,986	$30,152

		Accumulated	2010
	Cost	Amortization	Net

Camp, roads and other site infrastructure	$3,636	$1,034	$2,602
Ore processing mill under construction	10,640	-	10,640
Heavy machinery and equipment	3,170	1,154	2,016
Leasehold improvements	436	247	189
Furniture and office equipment	196	113	83
Computer hardware and software	338	312	26

	$18,416	$2,860	$15,556

The Corporation recorded amortization of property, plant and equipment for the years ended June 30, 2011 and 2010 as follows:

Financial statement line in which
amortization is recorded	2011	2010

Ore and concentrate inventories	$143	$-
Property, plant and equipment used in exploration and development of mineral properties	737	638
Ore processing mill	69	49
Cost of sales	1,012	87
General expenses	165	168

	$2,126	$942

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2011 AND 2010
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

6.	Mineral Properties

		Expenditures	Depletion
	June 30	Incurred	Recognized	June 30
	2010	In the Year	in the Year	2011

Mineral Property Acquisition Costs
Keno Hill District Properties –
Bellekeno	$3,553	$-	$(524)	$3,029
Lucky Queen	148	-	-	148
McQuesten	2,158	20	-	2,178
Onek	1,277	-	-	1,277
Silver King	1,424	-	-	1,424
Other Keno Hill Properties	4,837	89	-	4,926
Brewery Creek	21	1	-	22
Other	98	-	-	98
	13,516	110	(524)	13,102

Deferred Exploration and Development Costs
Keno Hill District Properties –
Bellekeno	44,298	18,853	(6,541)	56,610
Lucky Queen	5,127	1,079	-	6,206
McQuesten	91	1,345	-	1,436
Onek	10,579	2,565	-	13,144
Silver King	4,806	268	-	5,074
Other Keno Hill Properties	5,551	7,944	-	13,495
Brewery Creek	-	-	-	-
Other	89	-	-	89
	70,541	32,054	(6,541)	96,054

Total	$84,057	$32,164	$(7,065)	$109,156

		Expenditures	Depletion
	June 30	Incurred	Recognized	June 30
	2009	In the Year	in the Year	2010

Mineral Property Acquisition Costs
Keno Hill District Properties –
Bellekeno	$3,553	$-	$-	$3,553
Lucky Queen	148	-	-	148
McQuesten	2,138	20	-	2,158
Onek	1,277	-	-	1,277
Silver King	1,424	-	-	1,424
Other Keno Hill Properties	4,803	34	-	4,837
Brewery Creek	1	20	-	21
Other	98	-	-	98
	13,442	74	-	13,516

Deferred Exploration and Development Costs
Keno Hill District Properties –
Bellekeno	29,515	14,783	-	44,298
Lucky Queen	5,127	-	-	5,127
McQuesten	91	-	-	91
Onek	9,498	1,081	-	10,579
Silver King	1,274	3,532	-	4,806
Other Keno Hill Properties	5,328	223	-	5,551
Brewery Creek	-	-	-	-
Other	89	-	-	89
	50,922	19,619	-	70,541

Total	$64,364	$19,693	$-	$84,057

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2011 AND 2010
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

(a)	Keno Hill District Properties

The Corporation’s mineral interest holdings in the Keno Hill District, located in Canada’s Yukon Territory, are comprised of a number of properties. One property, being Bellekeno, is in production, while the remainder of the properties are in various stages of exploration.

The majority of the Corporation’s mineral rights within the Keno Hill District were purchased from the interim receiver of United Keno Hill Mines Limited and UKH Minerals Limited (collectively, “UKHM”) in 2006 and are held by ERDC. As a condition of that purchase, a separate agreement was entered into between Alexco, ERDC, the Government of Canada and the Government of Yukon (the “Subsidiary Agreement”), under which the Government of Canada has indemnified ERDC and Alexco from and against all liabilities arising directly or indirectly from the pre-existing condition of the UKHM mineral rights. The Subsidiary Agreement also provides that ERDC may bring any mine into production on the UKHM mineral rights by designating a production unit from the mineral rights relevant to that purpose and then assuming responsibility for all costs of the production unit’s water related care and maintenance and water related components of closure reclamation.

In addition, the Subsidiary Agreement details the basis under which ERDC is retained by the Government of Canada as a paid contractor responsible for the environmental care and maintenance and ultimate closure reclamation of the UKHM mineral rights. It provides that ERDC is responsible for the development of the ultimate closure reclamation plan for fees of 65% of agreed commercial contractor rates, and this plan development is currently ongoing. Upon acceptance and regulatory approval, the closure reclamation plan will be implemented by ERDC at full negotiated contractor rates. During the period required to develop the plan, ERDC is responsible for carrying out environmental care and maintenance at various sites within the UKHM mineral rights, for a fixed annual fee adjusted each year for certain operating and inflationary factors and determined on a site-by-site basis. The portion of the annual fee amount so determined which is billable by ERDC in respect of each site will reduce by 15% each year until all site-specific care and maintenance activities have been replaced by closure reclamation activities; provided however that should a closure reclamation plan be prepared but not accepted and approved, the portion of annual fees billable by ERDC will revert to 85% until the Subsidiary Agreement is either amended or terminated. ERDC receives full negotiated contractor rates when retained by government to provide environmental services in the Keno Hill District outside the scope of the Subsidiary Agreement.

Also under the Subsidiary Agreement, ERDC is required to pay into a separate reclamation trust a 1.5% net smelter return royalty, to an aggregate maximum of $4 million for all production units, from any future production from the UKHM mineral rights, commencing once earnings from mining before interest, taxes and depreciation exceed actual exploration costs, to a maximum of $6.2 million, plus actual development and construction capital. A portion of any future proceeds from sales of the acquired UKHM assets must also be paid into the separate reclamation trust.

The Subsidiary Agreement can be terminated at ERDC’s election should a closure reclamation plan be prepared but not accepted and approved, and at the Governments’ election should ERDC be declared in default under the Subsidiary Agreement. Until the earlier of the date a mine is brought into commercial production on the UKHM mineral rights, as defined in the Subsidiary Agreement, and the date the active component of closure reclamation is completed, if ERDC should be declared in default, the Corporation will be required to deposit the sum of $6 million into the separate reclamation trust as a default fee.

(b)	Bellekeno

Effective January 1, 2011, the Corporation determined commercial production had been achieved at the Bellekeno mine and ore processing mill complex. The Corporation was also determined to have satisfied the initial completion test under its silver purchase agreement with Silver Wheaton Corp. (“Silver Wheaton”).

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2011 AND 2010
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

From July 1, 2010 through to December 31, 2010, deferred exploration and development costs of $12,796,000 were incurred with respect to the Bellekeno property, net of $4,284,000 in costs reclassified to opening inventories as at December 31, 2010 and $1,543,000 in revenue recognized for concentrate sales prior to the commencement of commercial production.

From January 1, 2011 through June 30, 2011, a further $4,195,000 in capitalized Bellekeno primary development costs were incurred, with the balance of the deferred Bellekeno costs relating to further exploration.

During the year ended June 30, 2011, the Corporate recognized depletion with respect to Bellekeno totaling $7,065,000 (2010 – $nil), of which $3,046,000 (2010 – $nil) is included in the cost of ore and concentrate inventories as at June 30, 2011, and $4,019,000 (2010 – $nil) is included in cost of sales.

(c)	McQuesten

The McQuesten property is located within the Keno Hill District. The McQuesten property is subject to a net smelter return royalty over certain McQuesten and proximal Keno Hill District mineral rights ranging from 0.5% to 2%. The McQuesten property is also subject to a second separate net smelter return royalty of 2% under which the Corporation makes an annual advance royalty payment of $20,000 per year.

(d)	Other Keno Hill Properties

The Corporation’s other Keno Hill District properties include the historical Elsa tailings, and numerous others. A limited number of the mineral rights comprising certain of these properties are subject to granted or pending net smelter return royalties of 1%, in addition to the royalty provisions of the Subsidiary Agreement.

(e)	Brewery Creek

The Corporation’s 100% owned Brewery Creek property is located in Canada’s Yukon Territory, and is subject to two underlying royalty agreements with third parties. The first is a “sliding scale” royalty on the first 300,000 ounces of production from the property, payable on quarterly gold production on the basis of a sliding scale ranging from US$10 to US$40 per ounce based on the prevailing gold price. As of the cessation of gold production at Brewery Creek prior to its acquisition by the Corporation, royalties under this agreement had already been paid on 278,484 ounces of gold production. The second royalty is a 5% net profits royalty (after recapture of pre- production expenditures) on profits from gold production at Brewery Creek.

In August 2009, the Corporation entered into an option agreement with a third party under which the third party has been granted exclusive rights to earn up to a 75% interest in the Brewery Creek property other than with respect to barite deposits, and earn a 50% interest in any barite deposits located on the property. The third party can earn the full 75% interest in the property excluding barite deposits by incurring aggregate non-barite-related exploration and development expenditures of at least $6 million and completing a non-barite bankable feasibility study by December 31, 2014. If the third party earns its full 75% interest, the Corporation will have a one- time option to claw back a 10% interest by paying a cash amount equal to 2.5 times the third party’s non-Barite related expenditures in excess of $4 million. The third party can earn the 50% barite interest by incurring $1 million in barite-related exploration expenditures by December 31, 2012, subject to the condition that it has also incurred at least $3.5 million in expenditures towards the non-barite interest.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2011 AND 2010
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

7.	Intangible Assets

		Accumulated
		Amortization and	2011
	Cost	Write-Downs	Net

Customer relationships	$332	$254	$78
Patents	3,393	2,807	586

	$3,725	$3,061	$664

		Accumulated
		Amortization and	2010
	Cost	Write-Downs	Net

Customer relationships	$332	$217	$115
Patents	3,393	2,579	814

	$3,725	$2,796	$929

8.	Environmental Services Contract Loss Provision

	2011	2010

Environmental services contract loss provision – beginning of year	$516	$1,150

Increase (decrease) due to changes in loss estimation	1,697	(237)
Reduction due to current period loss realization	(211)	(397)

Environmental services contract loss provision – end of year	2,002	516

Less: Current portion	(338)	(156)

	$1,664	$360

As described in note 6(a), under the Subsidiary Agreement ERDC is responsible for carrying out environmental care and maintenance at various sites within the UKHM mineral rights until acceptance and regulator approval are obtained for the closure reclamation plan, for a fixed annual fee adjusted each year for certain operating and inflationary factors and determined on a site-by-site basis. The portion of the site-by-site adjusted annual fee determination basis which is billable by ERDC reduces by 15% each year until all site-specific care and maintenance activities have been replaced by closure reclamation activities.

The environmental services contract loss provision reflects aggregate future losses estimated to be realized with respect to the care and maintenance phase under the Subsidiary Agreement. In performing its quarterly review of this contract loss provision estimate for June 30, 2011, and based on ongoing discussions with Government regarding the process and timing that will be required to obtain acceptance and regulatory approval of the closure reclamation plan, management has extended the estimated date by which the care and maintenance phase will end. As a result, the estimated contract loss provision has been increased effective June 30, 2011 by $1,697,000. During the year ended June 30, 2010, the Corporation reduced the balance of the estimated contract loss provision by $237,000 as a result of a favourable reassessment of the costs estimated to be incurred in meeting its care and maintenance phase obligations. All changes in the contract loss provision are recorded within cost of sales for the period in which they occur.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2011 AND 2010
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

9.	Deposits Under Silver Purchase Agreement

	2011	2010

Deposits under silver purchase agreement – beginning of year	$30,382	$18,210

Deposit payments received	23,665	12,172
Reduction of deposits under silver purchase agreement	(4,514)	-

Deposits under silver purchase agreement – end of year	49,533	30,382

Less: Current portion	(2,660)	-

	$46,873	$30,382

On October 2, 2008, the Corporation entered into a silver purchase agreement with Silver Wheaton under which Silver Wheaton will purchase 25% of the life of mine silver produced by the Corporation from its Keno Hill District mineral properties. The agreement provides for the Corporation to receive deposit payments from Silver Wheaton totaling US$50 million, plus a further payment of the lesser of US$3.90 (increasing by 1% per annum after the third year of full production) and the prevailing market price for each ounce of silver delivered. Also under the agreement, prior to meeting an initial completion test based on production throughput all deposit payments received from Silver Wheaton could only be expended on the development and construction of the Bellekeno mine, being one of the Corporation’s Keno Hill District properties (see note 6(a), and note 17 with respect to restricted cash and deposits).

Under the agreement, the deposit balance is reduced on each silver delivery by the excess of the prevailing market value of the silver delivered over the per-ounce cash amount paid by Silver Wheaton at the time. After the initial 40 year term of the agreement, the Corporation is required to refund the balance of any deposit payments received and not yet reduced through silver deliveries. The Corporation would also be required to refund the balance of deposit payments received and not reduced down if Silver Wheaton exercised its right to terminate the agreement in an event of default by the Corporation, which would include a failure to meet certain Bellekeno mine construction milestones. The Corporation would be required to refund a pro-rata portion of the balance of the deposit not yet reduced to the extent the Bellekeno mine has not achieved a production rate of 400 tonnes of ore per day by December 31, 2013.

An initial deposit payment under the agreement of US$15 million (CAD$18,210,000) was received by the Corporation in December 2008. The Corporation received a further US$11,899,000 (CAD$12,172,000) during the year ended June 30, 2010 and the remaining US$23,101,000 (CAD$23,665,000) during the year ended June 30, 2011 with satisfaction of the initial completion test for the Bellekeno mine.

For year ended June 30, 2011, an aggregate total of 143,761 ounces of silver was sold to Silver Wheaton, resulting in a reduction in the outstanding deposit amount of $4,514,000.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2011 AND 2010
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

10.	Asset Retirement Obligations

	2011	2010

Asset retirement obligations – beginning of year	$1,511	$810

Fair value of additional asset retirement obligations incurred	2,174	807
Expenditures on asset retirement obligations	(47)	(130)
Accretion	48	24

Asset retirement obligations – end of year	$3,686	$1,511

The Corporation’s asset retirement obligations consist of costs expected to be required in respect of presently-ongoing reclamation and closure activities at the Brewery Creek property, and costs expected to be required in respect of future reclamation and closure activities at the end of the life of the Bellekeno mine. These activities include water treatment, land rehabilitation, ongoing care and maintenance and other reclamation and closure related requirements.

As at June 30, 2011, the Corporation has provided reclamation security totaling $2,808,000 (2010 – $2,483,000) to the Government of Yukon in the form of term deposits held under safekeeping agreements, which funds are included in the Corporation’s non-current restricted cash and deposits.

During the year ended June 30, 2011, the Corporation recorded $3,603,000 (2010 - $807,000) for the fair value of incremental reclamation obligations arising from the development, construction, and mining activity undertaken during the year with respect to the Bellekeno mine.

The total undiscounted amount of the estimated cash flows required to settle the asset retirement obligations is estimated to be $4,459,000 (2010 – $2,035,000), which expenditures are expected to be incurred substantially over the course of the next 15 years. In determining the carrying value of the asset retirement obligations, the Corporation has used a credit-adjusted risk-free rate of between 3.4% and 4.0% per annum.

11.	Shareholders’ Equity

The Corporation’s authorized share capital consists of an unlimited number of common shares, without par value.

Share capital transactions occurring during the years ended June 30, 2011 and 2010 are summarized as follows:

(a)

Effective December 23, 2009, the Corporation issued by way of private placement 2,375,000 flow- through common shares on a brokered basis at $4.00 per share, for aggregate gross proceeds of $9,500,000. Net proceeds from the issuance were $9,056,000, after issuance costs comprised of the agents’ commission of $557,000 and other issuance costs of $78,000, less the future income tax benefit of such costs of $191,000.

(b)

Effective February 11, 2010, the Corporation issued 7,350,000 common shares under a short form prospectus at $3.50 per share, for aggregate gross proceeds of $25,725,000. The underwriters were paid a commission of 7% of the gross proceeds from the offering. Net proceeds from the issuance were $24,035,000, after issuance costs comprised of the underwriters’ commission of $1,801,000 and other issuance costs of $613,000, less the future income tax benefit of such costs of $724,000.

(c)

During the year ended June 30, 2010, the Corporation renounced exploration expenditures deductible for Canadian income tax purposes totaling $15,500,000 in respect of flow-through common shares issued in March and December of 2009. The Corporation recognized a resultant future income tax liability totaling $4,650,000 arising from these renunciations, and reduced share capital by the same amount to recognize an additional cost of the issuance of the shares.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2011 AND 2010
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

(d)

Effective December 23, 2010, the Corporation issued 5,000,000 common shares pursuant to a bought deal equity offering under a short form prospectus at $8.20 per share, for aggregate gross proceeds of $41,000,000. The underwriters were paid a cash commission of 6% of the gross proceeds from the brokered offering, and received broker warrants to acquire 200,000 common shares at any time until December 23, 2011 at a price of $8.50 per share. Net proceeds from the issuance were $38,814,000, after issuance costs comprised of the underwriters’ commission of $2,460,000, the fair value of the broker warrants granted of $282,000 and other issuance costs of $259,000, less the future income tax benefit of such costs of $815,000.

12.	Warrants

The changes in warrants issued are as follows:

	Weighted	Number of
	average	shares issued
	exercise	or issuable on
	price	exercise	Amount
Balance – June 30, 2009	$5.37	2,094,689	$2,854
Warrants exercised	$2.00	(210,000)	(34)
Warrants expired, net of tax	$5.75	(1,884,689)	(2,820)
Balance – June 30, 2010	-	-	-
Broker warrants issued (see note 11(d))	$8.50	200,000	282
Balance – June 30, 2011	$8.50	200,000	$282

The fair value of warrants issued during the year ended June 30, 2011 was determined under the Black- Scholes option pricing model based on their full term and using a risk-free interest rate of 1.20%, an expected volatility of 59% and no expected dividends.

13.	Stock-Based Compensation

The Corporation has a stock option plan that was most recently approved by its shareholders on December 12, 2008. Under the plan and at the discretion of the board of directors, the Corporation may grant stock options to directors, officers, employees and consultants. The maximum term of options granted under this plan is seven years, and other provisions including vesting and exercise price are determined at the discretion of the directors at the time of granting, subject to the requirement that the exercise price not be less than the market price of the common shares at the granting date. As at June 30, 2011, a total of 4,438,494 options were outstanding under the plan (2010 – 4,795,750). The aggregate number of common shares issued or issuable on exercise of stock options granted under this plan cannot exceed 10% of the number of common shares issued and outstanding from time to time, and accordingly 1,555,263 remain available for future grantings as at June 30, 2011.

In addition, as at June 30, 2011 an additional 150,000 stock options (2010 – 150,000) remained outstanding which were originally granted outside of the Corporation’s stock option plan and in accordance with the rules of the Toronto Stock Exchange.

All stock options granted during the years ended June 30, 2011 and 2010 carried exercise prices equal to the fair value of the common shares as at the granting date. Of the 1,373,500 stock options granted during the 2011 fiscal year (2010 – 1,432,000), a total of 1,000,083 (2010 – 1,382,000) vest in tranches within two years of the date of grant, and the remaining 373,417 (2010 – 50,000) were fully vested on granting. The weighted average per-share fair value of options granted during 2011 was $4.10 (2010 – $1.91) .

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2011 AND 2010
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

The Corporation recorded stock-based compensation expense for the years ended June 30, 2011 and 2010 in respect of options granted as follows:

Financial statement line in which stock-based
compensation expense is recorded	2011	2010

Ore and concentrate inventories	$84	$-
Mineral Properties	796	458
Cost of sales	440	-
General expenses	2,604	980

	$3,924	$1,438

The fair value of options at the date of grant was estimated using the Black-Scholes option pricing model, assuming a risk-free interest rate ranging from 2.3% to 2.4% per annum, an expected life of options of 4 years, an expected volatility ranging from 73% to 77% and no expected dividends (2010 – risk-free interest rate ranging from 2.4% to 2.5%, expected life of 4 years, expected volatility ranging from 76% to 83% and no dividends).

Changes in incentive stock options outstanding during the years ended June 30, 2011 and 2010 are summarized as follows:

	Weighted	Number of
	average	shares issued
	exercise	or issuable on
	price	exercise	Amount

Balance – June 30, 2009	$2.90	3,801,100	$5,223

Stock options granted	$3.33	1,432,000	-
Compensation expense recognized	-	-	1,438
Options exercised	$1.62	(174,350)	(168)
Options expired	$4.54	(113,000)	(231)

Balance – June 30, 2010	$3.03	4,945,750	6,262

Stock options granted	$7.10	1,373,500	-
Compensation expense recognized	-	-	3,924
Options exercised	$2.60	(1,745,259)	(2,362)
Options expired	$4.90	(135,497)	(382)

Balance – June 30, 2011	$4.40	4,438,494	$7,442

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2011 AND 2010
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Incentive stock options outstanding and exercisable at June 30, 2011 are summarized as follows:

	Options Outstanding			Options Exercisable

	Number of	Weighted	Weighted	Number of	Weighted
	Shares	Average	Average	Shares	Average
	Issuable on	Remaining	Exercise	Issuable on	Exercise
Exercise Price	Exercise	Life (Years)	Price	Exercise	Price

$0.80	300,000	0.96	$0.80	300,000	$0.80
$1.50	57,500	1.47	$1.50	57,500	$1.50
$1.65	295,000	4.72	$1.65	295,000	$1.65
$2.90	50,000	5.39	$2.90	50,000	$2.90
$3.08	750,000	1.88	$3.08	750,000	$3.08
$3.45	835,995	5.73	$3.45	492,329	$3.45
$4.46	118,500	3.62	$4.46	118,500	$4.46
$4.99	554,000	2.55	$4.99	554,000	$4.99
$5.19	150,000	3.28	$5.19	150,000	$5.19
$5.38	50,000	2.92	$5.38	50,000	$5.38
$5.90	15,000	2.67	$5.90	15,000	$5.90
$7.10	1,258,999	6.57	$7.10	305,676	$7.10
$8.13	3,500	6.86	$8.13	1,750	$8.13

	4,438,494	4.23	$4.40	3,139,755	$3.69

Subsequent to June 30, 2011, a total of 60,333 incentive stock options have been exercised, and 19,667 have expired due to cessation of employment.

14.	Earnings (Loss) Per Share

	2011	2010

Numerator
Net income (loss)	$3,498	$(5,219)

Denominator
For basic – weighted average number of shares outstanding	56,675	47,331
Effect of dilutive securities – incentive stock options	1,557	-
For diluted – adjusted weighted average number of shares outstanding	58,232	47,331

Earnings (Loss) Per Share
Basic	$0.06	$(0.11)
Diluted	$0.06	$(0.11)

Incentive stock options to acquire 4,945,750 shares were outstanding at June 30, 2010 but were not included in the computation of diluted earnings per share for the year then ended because to do so would have been anti-dilutive, given the Corporation recorded a net loss in that year. Warrants to acquire 200,000 shares were outstanding at June 30, 2011 but were not included in the computation of diluted earnings per share for the year then ended because to do so would have been anti-dilutive, given their exercise price was greater than the average market price of the Corporation's shares over that year.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2011 AND 2010
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

15.	Income Taxes

The following table reconciles the income taxes that would be incurred by applying statutory tax rates to the Corporation’s pre-tax income and the taxes actually recorded:

	2011	2010

Income (loss) before taxes	$4,143	$(6,629)
Statutory tax rate	32.25%	33.50%

Income (loss) taxes at statutory tax rates	1,336	(2,221)

Non-deductible permanent differences	930	294
Differences in foreign tax rates	173	38
Effect of differences in tax rates	(753)	176
Change in valuation allowance	(1,284)	153
Other	243	150

Provision for (recovery of) future taxes	$645	$(1,410)

The tax effects of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases deductible against taxable income of future years, including non-capital losses, are summarized as follows:

	2011	2010

Future income tax assets:
Losses carried forward	$2,829	$5,408
Property, plant and equipment and intangible assets	1,994	1,527
Mineral properties	419	644
Environmental services contract loss provision	768	155
Share issuance costs	1,308	987
Asset retirement obligation	867	331
Other	185	199
	8,370	9,251
Valuation allowance	(1,491)	(2,775)
	6,879	6,476

Future income tax liabilities:
Inventory	(921)	-
Mineral properties	(13,826)	(14,471)
Other	(237)	-

Net future income tax liabilities	$(8,105)	$(7,995)

As at June 30, 2011, the Corporation has available non-capital losses for income tax purposes in Canada and the US totaling approximately $2,999,000 which are available to be carried forward to reduce taxable income in future years and for which no future income tax asset has been recognized, and which expire as follows:

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2011 AND 2010
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

	Canada	US	Total

2026	$-	$-	$-
2027	-	84	84
2028	-	290	290
2029	-	728	728
2030	-	707	707
2040	275	915	1,190

	$275	$2,724	$2,999

Deductible temporary differences, including non-capital losses, as at June 30, 2011 for which no future income tax asset has been recognized total $4,076,000 (2010 – $8,474,000).

16.	Commitments

(a)

The Corporation has entered into various operating lease contracts for office space, motor vehicles and office equipment. The future minimum payments under these leases as at June 30, 2011 are as follows:

2012	$510
2013	463
2014	472
2015	428
2016	385
Thereafter	183

$2,441

(b)	As of June 30, 2011, the Corporation’s other contractual obligations, including with respect to capital asset expenditures, totaled approximately $847,000.

(c)

As of December 31, 2010, the Corporation had fully met its obligation to incur renounceable exploration expenditures in respect of flow-through shares issued in December 2009 and for all prior flow-through share issuances.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2011 AND 2010
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

17.	Financial Instruments Financial Assets and Liabilities

Information regarding the Corporation’s financial assets and liabilities is summarized as follows:

		2011		2010

	Fair	Carrying	Fair	Carrying
	Value	Value	Value	Value

Held for trading –
Cash and cash equivalents –
Cash	$12,596	$12,596	$1,180	$1,180
Demand deposits	37,847	37,847	23,203	23,203
Accounts receivable arising from
sales of concentrates	3,768	3,768	-	-
	54,211	54,211	24,383	24,383
Restricted cash and deposits –
Cash and demand deposits	-	-	4,851	4,851
	$54,211	$54,211	$29,234	$29,234

Held to maturity –
Restricted cash and deposits –
Term deposits	$3,896	$3,896	$2,760	$2,760
	$3,896	$3,896	$2,760	$2,760

The carrying amounts of the Corporation’s accounts and other receivable excluding those arising from sales of concentrate, and accounts payable and accrued liabilities, reasonably approximate their fair values.

The fair values of all of the Corporation’s financial instruments measured at June 30, 2011 and 2010 constitute Level 2 measurements within the fair value hierarchy defined under Canadian GAAP.

All term deposits carried initial maturity periods of twelve months or less, are high grade, low risk investments held with major financial institutions in Canada, generally yielding between 1% and 2% per annum, and their carrying amounts approximate their fair values.

Of the Corporation’s restricted cash and deposits at June 30, 2011 of $3,896,000 (2010 – $7,611,000), a total $nil represents the balance of the Silver Wheaton deposit payments received but not yet expended on the Bellekeno property (2010 – $4,851,000) (see note 9). An additional $2,808,000 (2010 – $2,483,000) comprises security provided to regulatory bodies under safekeeping agreements in accordance with its various operating permits. This security is in respect of mine-site reclamation at certain of the Corporation’s mineral properties, and is releasable back to the Corporation as and when reclamation activities are completed. The balance of the Corporation’s restricted cash and deposits comprises security provided in respect of certain long-term operating lease commitments.

The Corporation recognized interest income during the year ended June 30, 2011 totaling $275,000 (2010 – $88,000), of which $74,000 (2010 – $3,000) represented interest income earned from the Corporation’s held-to-maturity investments. The balance represents interest income from all other sources, including yield income recognized on bankers’ acceptances. Given their short initial maturity periods and the high quality of the issuing counterparties, trading gains and losses outside of yield-at-inception returns on the Corporation’s bankers’ acceptances have been insignificant.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2011 AND 2010
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Financial Instrument Risk Exposure

Credit Risk

Credit risk is the risk of financial loss to the Corporation if a customer or counterparty to a financial instrument fails to meet its obligations. The Corporation’s maximum exposure to credit risk at the balance sheet date under its financial instruments is summarized as follows:

	2011	2010

Accounts and other receivables –
Currently due	$3,673	$1,829
Past due by 90 days or less, not impaired	1,388	239
Past due by greater than 90 days, not impaired	1,226	286
	6,287	2,354

Cash	12,596	1,180
Demand deposits	37,847	28,054
Term deposits	3,896	2,760

	$60,626	$34,348

Substantially all of the Corporation’s cash, demand deposits and term deposits are held with major financial institutions in Canada, and management believes the exposure to credit risk with respect to such institutions is not significant. Those financial assets that potentially subject the Corporation to credit risk are primarily receivables. Management actively monitors the Corporation’s exposure to credit risk under its financial instruments, particularly with respect to receivables. The Corporation considers the risk of material loss to be significantly mitigated due to the financial strength of the parties from whom the receivables are due, including with respect to trade accounts receivable as the Corporation’s major customers include government organizations as well as substantial corporate entities. As at June 30, 2011 and 2010, no material provision had been recorded in respect of impaired receivables.

Liquidity Risk

Liquidity risk is the risk that the Corporation will not be able to meet its obligations associated with financial liabilities. The Corporation has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements as well as the growth and development of its mining projects. The Corporation coordinates this planning and budgeting process with its financing activities through the capital management process described in note 18. The Corporation’s financial liabilities are comprised of its accounts payable and accrued liabilities, the contractual maturities of which at June 30, 2011 are summarized as follows:

	2011	2010

Accounts payable and accrued liabilities with contractual maturities –
Within 90 days or less	$10,912	$9,864
In later than 90 days, not later than one year	-	-

	$10,912	$9,864

Currency Risk

Substantially all of the Corporation’s property, plant and equipment and mineral properties are located in Canada; all of its mining operations occur in Canada; and a significant majority of its environmental services revenues are earned in Canada. However, with the commencement of commercial production at the Bellekeno mine, the Corporation’s exposure to US dollar currency risk has significantly increased as sales of concentrate are effected in US dollars. In addition, a portion of its environmental services revenues, and receivables arising therefrom, are also denominated in US dollars. As well, while a significant majority of the Corporation’s operating costs are denominated in Canadian dollars, it does have some exposure to costs, and therefore accounts payable and accrued liabilities, denominated in US dollars. The Corporation is exposed to currency risk at the balance sheet date through the following financial assets and liabilities, which are denominated in US dollars:

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2011 AND 2010
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

	2011	2010

Cash and demand deposits	$11,820	$918
Accounts and other receivable	4,372	114
Accounts payable and accrued liabilities	(64)	(268)

Net exposure	$16,128	$764

Based on the above net exposure at June 30, 2011, a 10% depreciation or appreciation of the US dollar against the Canadian dollar would result in an approximately $1,672,000 decrease or increase respectively in both net and comprehensive earnings (2010 – $76,000). The Corporation has not employed any currency hedging programs during the current period.

Market Risk

Under the terms of the off-take agreements by which the Bellekeno mine concentrates are sold, pricing is based on future metal prices, the final settlement of which could occur up to a number of months subsequent to initial recognition of the sale. Initial recognition of the sale is based on estimated final settlement prices, and the exposure to changes in metal prices between initial recognition and final settlement represents an embedded derivative within accounts receivable arising from sales of concentrate. The Corporation is primarily exposed to changes in the market price for silver, lead and zinc, all of which are actively traded commodities, the prices of which are affected by numerous macroeconomic factors such as interest rates, exchange rates, inflation or deflation, global and regional supply and demand and general worldwide political and economic conditions, as well as fluctuations of the value of the US dollar given the price of each of these metals on the world market is widely quoted in that currency. Management monitors these various factors as part of its overall capital management activities, including tracking published analyst commodity price forecasts. In situations of significant anticipated volatility in metal prices or where warranted by unique project-specific circumstances, management may consider hedging the metal prices to which it is exposed. However, it is the Corporation’s primary policy that it will not hedge the metal prices to which it is exposed, particularly that for silver.

As at June 30, 2011, if prices for all of silver, lead and zinc had been 10% higher or lower, recorded revenues would have correspondingly increased or decreased by $1,395,000 due to the increase in the value of the embedded derivative at that date. If only the price of silver had been 10% higher or lower, recorded revenues would have increased or decreased $1,177,000.

Interest Rate Risk

The Corporation has no significant exposure at June 30, 2011 or 2010 to interest rate risk through its financial instruments.

18.	Management of Capital

The capital managed by the Corporation includes the components of shareholders’ equity as described in the consolidated statements of shareholders’ equity. The Corporation is not subject to externally imposed capital requirements.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2011 AND 2010
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

The Corporation’s objectives of capital management are to create long-term value and economic returns for its shareholders. It does this by seeking to maximize the availability of finance to fund the growth and development of its mining projects, and to support the working capital required to maintain its ability to continue as a going concern. The Corporation manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of its assets, seeking to limit shareholder dilution and optimize its cost of capital while maintaining an acceptable level of risk. To maintain or adjust its capital structure, the Corporation considers all sources of finance reasonably available to it, including but not limited to issuance of new capital, issuance of new debt and the sale of assets in whole or in part, including mineral property interests. The Corporation’s overall strategy with respect to management of capital remains fundamentally unchanged from the year ended June 30, 2010.

19.	Supplemental Cash Flow Information

Supplemental cash flow information with respect to the years ended June 30, 2011 and 2010 is summarized as follows:

	2011	2010

Composition of Cash and Cash Equivalents
Cash	$12,596	$1,180
Demand deposits	37,847	23,203

	$50,443	$24,383

Cash Flows Arising From Interest and Taxes Paid
Interest paid	$-	$-
Income taxes paid	$-	$-

Non-Cash Investing and Financing Transactions
Shares issued for acquisition of mineral property interests (see note 6(b))	$25	$-
Capitalization of stock-based compensation expense to deferred exploration and development costs	$796	$458
Increase (decrease) in accounts payable and accrued liabilities related to:
Mineral properties	$(4,455)	$3,146
Property, plant and equipment	$(1,830)	$1,826
Prepaid expenses	$(203)	$-

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2011 AND 2010
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

20.	Segmented Information

	Environmental	Mining	Exploration and
2011	Services	Operations	Development	Corporate	Total

Segment revenues –
External customers –
Canadian	$5,410	$-	$-	$-	$5,410
Non-Canadian	1,423	38,269	-	-	39,692
Intersegment	2,894	-	-	-	2,894
Total segment revenues	9,727	38,269	-	-	47,996
Intersegment revenues eliminated on consolidation	(2,894)	-	-	-	(2,894)
Total revenues as reported	6,833	38,269	-	-	45,102

Cost of sales	6,897	22,424	-	-	29,321
Accretion of asset retirement obligation	48	-	-	-	48
Amortization –
Property, plant and equipment	42	-	-	123	165
Intangible assets	125	-	-	17	142
Stock-based compensation	694	446	-	1,465	2,605
Other expenses	1,700	2,356	-	4,792	8,848
Interest and other expense (income)	(4)	-	(18)	(271)	(293)
Write-down of intangible assets	123	-	-	-	123

Segment income (loss) before taxes	$(2,792)	$13,043	$18	$(6,126)	$4,143

Capital asset expenditures in year	$379	$18,876	$28,632	$87	$47,974

Total assets	$6,132	$99,755	$52,102	$52,746	$210,735

	Environmental	Mining	Exploration and
2010	Services	Operations	Development	Corporate	Total

Segment revenues –
External customers –
Canadian	$4,056	$-	$-	$-	$4,056
Non-Canadian	585	-	-	-	585
Intersegment	1,748	-	-	-	1,748
Total segment revenues	6,389	-	-	-	6,389
Intersegment revenues eliminated on consolidation	(1,748)	-	-	-	(1,748)
Total revenues as reported	4,641	-	-	-	4,641

Cost of sales	2,870	-	-	-	2,870
Accretion of asset retirement obligation	24	-	-	-	24
Amortization –
Property, plant and equipment	75	-	-	93	168
Intangible assets	517	-	-	-	517
Stock-based compensation	173	-	-	807	980
Other expenses	1,232	-	-	5,627	6,859
Interest and other expense (income)	(5)	-	(90)	(83)	(178)
Write-down of property, plant and equipment	-	-	30	-	30

Segment income (loss) before taxes	$(245)	$-	$60	$(6,444)	$(6,629)

Capital asset expenditures in year	$67	$-	$31,957	$16	$32,040

Total assets	$4,576	$-	$105,917	$25,117	$135,610

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2011 AND 2010
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

The Corporation’s three operating segments are environmental services, providing consulting and project management services in respect of environmental permitting and compliance and site remediation and reclamation; mining operations, at the Bellekeno mine; and exploration and development of mineral properties. The operating results from ERDC’s provision of care and maintenance and closure reclamation services under the Subsidiary Agreement (see note 6(a)) are included in the environmental services segment. The corporate segment includes the Corporation’s executive head office and general corporate administration and activity. Inter-segment transactions are recorded at amounts that reflect normal third- party terms and conditions, with inter-segment profits eliminated from the cost base of the segment incurring the charge.

The Bellekeno mine produces a silver-lead concentrate and a zinc-silver concentrate, both readily marketable with no deleterious elements. During the year ended June 30, 2011, all of the concentrate produced by the mining operations was sold under off-take agreements to a single customer for smelting and refining. During the year ended June 30, 2010, the Corporation recorded revenues from two customers of the environmental services segment representing 10% or more of total revenue, in the amounts of $1,971,000 and $493,000.

21.	Related Party Transactions

(a)

With respect to the Corporation’s December 23, 2009 financing (see note 11(a)), a director and an executive officer of the Corporation participated in the offering, subscribing for a total of 15,000 shares.

(b)

The Corporation rents certain office space under an agreement with Access Field Services, a company owned by certain individuals who were at certain times executive officers of the Corporation and its subsidiary Access. During the year ended June 30, 2011, through to the date Access Field Services ceased to be a related party of the Corporation in January 2011, the Corporation incurred rent expenses of $48,000 with Access Field Services (2010 – $97,000). At June 30, 2010, accounts payable and accrued liabilities included $5,400 due to Access Field Services.

These transactions were in the normal course of operations and are measured at the exchange amount, which is the amount established and agreed to by the related parties. The resulting accounts payable and accrued liabilities are payable currently under normal third-party trade payable terms and conditions.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2011 AND 2010
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

22.	Significant Differences Between Canadian and United States Accounting Principles

Canadian GAAP varies in certain significant respects from principles and practices under US GAAP. The effect of the principal measurement differences on the Corporation’s consolidated financial statements as at and for the years ended June 30, 2011 and 2010 are quantified below and described in the accompanying notes:

Consolidated Balance Sheets	2011	2010

Total assets reported under Canadian GAAP	$210,735	$135,610
Inventories (see (a) below)	(1,737)	-
Mineral properties (see (a) below)	(93,937)	(69,467)
Future income tax assets (see (a), (b) and (c) (b)below)	20,580	-

Total assets under US GAAP	$135,641	$66,143

Total liabilities reported under Canadian GAAP	$74,758	$50,720
Flow-through share premium liability pending renunciation (see (a) below)	-	-
Future income tax liability (see (a), (b) and (c) (b)below)	(8,105)	(7,925)

Total liabilities under US GAAP	$66,653	$42,795

Total shareholders’ equity reported under Canadian GAAP	$135,977	$84,890
Share capital – cumulative flow-through share issuances (see (a) below)	4,394	4,394
Share capital – elimination of future income tax benefit from issuance costs (see (b) below)	(1,730)	(915)
Deficit – cumulative reconciliation adjustments (see (a) and (b) below)	(69,653)	(65,021)

Total shareholders’ equity under US GAAP	$68,988	$23,348

Consolidated Statements of Operations and Comprehensive Loss	2011	2010

Net income (loss) and comprehensive income (loss) reported under Canadian GAAP	$3,498	$(5,219)
Revenue (see (a) below)	1,543	-
Cost of sales (see (a) below)	550	-
Deferred exploration and development costs (see (a) below)	(28,019)	(18,896)
Future income tax recovery, net (see (a), (b) and (c) (b)below)	21,292	656

Net income (loss) and comprehensive income (loss) under US GAAP	$(1,136)	$(23,459)

Net income (loss) per common share under US GAAP – Basic and diluted	$(0.02)	$(0.50)

Consolidated Statements of Cash Flows	2011	2010

Cash flows provided by (used in) operating activities reported under Canadian GAAP	$10,714	$(4,765)
Deferred exploration and development costs (see (a) below)	(37,528)	(14,328)

Cash flows used in operating activities under US GAAP	$(26,814)	$(19,093)

Cash flows used in investing activities reported under Canadian GAAP	$(51,144)	$(25,949)
Deferred exploration and development costs (see (a) below)	37,528	14,328

Cash flows used in investing activities under US GAAP	$(13,616)	$(11,621)

(a)

Under US GAAP, the Corporation would be required to expense as incurred exploration and development costs on a mineral property prior to completion of a definitive study which establishes commercially minable reserves on that property, as well as any costs of maintaining title

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2011 AND 2010
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

(a)

Under US GAAP, the Corporation would be required to expense as incurred exploration and development costs on a mineral property prior to completion of a definitive study which establishes commercially minable reserves on that property, as well as any costs of maintaining title subsequent to initial acquisition. Only the costs relating to initial acquisition of a mineral property asset would be capitalized, and accordingly depletion costs recognized with respect to an existing production resource would be lower. Those development expenditures incurred with respect to an existing production resource would be accounted for as a component of production costs and included in cost of sales and the cost of inventories. Revenue recognized prior to the commencement of commercial production for Canadian GAAP purposes and credited against deferred development costs would be recognized as operating revenue under US GAAP. For the year ended June 30, 2011, under US GAAP, the net effect of these adjustments would be a decrease in the carrying amount of mineral properties of $93,937,000, a decrease in the carrying amount of inventory of $1,737,000, an increase in mining operations revenue of $1,543,000, a decrease in cost of sales of $550,000 and an increase in exploration and development costs charged to operations in the year of $28,019,000. In addition, exploration and development expenditures would be classified as operating activities in the statement of cash flows.

(b)

Under US GAAP, any premium realized on the issuance of flow-through shares is required to be recorded as a liability pending renunciation of deductible expenditures to the subscribers. Upon renunciation, any difference between this liability and the resultant future income tax liability is recorded as a future income tax expense. As at June 30, 2011, the renunciations in respect of all flow-through issuances to that date had been effected.

(c)

Under US GAAP, as a result of the tax effecting of the difference described above as well as the recognition of reversals of previously-recorded valuation allowances against net future income tax assets, future income tax recoveries for the year ended June 30, 2011 increased $21,292,000, resulting in a net future income tax asset under US GAAP of $20,580,000.

Senior Management	Board of Directors

Clynton Nauman, BSc (Hons)	George Brack, Chairman of the Board
President & Chief Executive Officer	Terry Krepiakevich
Clynton Nauman
Brad Thrall, BSc, MBA	David Searle
Chief Operating Officer	Rick Van Nieuwenhuyse
Michael Winn
David Whittle, CA
Chief Financial Officer

Thomas Fudge, BSMG, P.E.
Senior Vice President, Engineering & Corporate Development	Auditors
PricewaterhouseCoopers LLP
Alan McOnie, MSc (Geology), FAusIMM	Vancouver, British Columbia
Vice President, Exploration

James Harrington, MSc	Legal Counsel
President, Alexco Environmental Group
Fasken Martineau DuMoulin LLP
Joe Harrington, BSc	Vancouver, British Columbia
Vice President Technology & Strategic Development,
Alexco Environmental Group	Registrar and Transfer Agent

Computershare Investor Services Inc.
Vancouver, British Columbia

CORPORATE HEADQUARTERS		SHARE LISTING INFORMATION
Suite 1150	Tel: 604.633.4888	TSX:AXR NYSE-AMEX:AXU
200 Granville Street	Fax: 604.633.4887
Vancouver, BC V6C 1S4	Email: info@alexcoresource.com
Canada	Website: www.alexcoresource.com